02035854

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

---

**FORM 6-K**

RECD S.E.C.
MAY 17 2002
1086

**Report of Foreign Private Issuer**

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

For May 17, 2002

**Companhia Siderúrgica Nacional**
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DC_LAN01: 152685.1

Page 1 of 69 pages.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a **corrected** copy of the Company's Form ITR for the period ending March 31, 2002 which was initially submitted on May 15, 2002.

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
| 4 - NIRE | | |
| 15910 | | |

## 01.02 - SEDE

| 1 - ENDEREÇO COMPLETO | | | | 2 - BAIRRO OU DISTRITO |
|---|---|---|---|---|
| RUA LAURO MULLER, Nº 116 - 36º ANDAR | | | | BOTAFOGO |
| 3 - CEP | 4 - MUNICÍPIO | | | 5 - UF |
| 22299-900 | RIO DE JANEIRO | | | RJ |
| 6 - DDD | 7 - TELEFONE | 8 - TELEFONE | 9 - TELEFONE | 10 - TELEX |
| 021 | 2586-1500 | - | - | |
| 11 - DDD | 12 - FAX | 13 - FAX | 14 - FAX | |
| 021 | 2586-1318 | - | - | |
| 15 - E-MAIL | | | | |
| invrel@csn.com.br | | | | |

## 01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

| 1 - NOME | | | | |
|---|---|---|---|---|
| ANTONIO MARY ULRICH | | | | |
| 2 - ENDEREÇO COMPLETO | | | | 3 - BAIRRO OU DISTRITO |
| RUA LAURO MULLER, Nº 116 - 36º ANDAR | | | | BOTAFOGO |
| 4 - CEP | 5 - MUNICÍPIO | | | 6 - UF |
| 22299-900 | RIO DE JANEIRO | | | RJ |
| 7 - DDD | 8 - TELEFONE | 9 - TELEFONE | 10 - TELEFONE | 11 - TELEX |
| 021 | 2586-1500 | - | - | |
| 12 - DDD | 13 - FAX | 14 - FAX | 15 - FAX | |
| 021 | 2586-1318 | - | - | |
| 16 - E-MAIL | | | | |
| invrel@csn.com.br | | | | |

## 01.04 - REFERÊNCIA / AUDITOR

| EXERCÍCIO SOCIAL EM CURSO | | TRIMESTRE ATUAL | | | TRIMESTRE ANTERIOR | | |
|---|---|---|---|---|---|---|---|
| 1 - INÍCIO | 2 - TÉRMINO | 3 - NÚMERO | 4 - INÍCIO | 5 - TÉRMINO | 6 - NÚMERO | 7 - INÍCIO | 8 - TÉRMINO |
| 01/01/2002 | 31/12/2002 | 1 | 01/01/2002 | 31/03/2002 | 4 | 01/10/2001 | 31/12/2001 |

| 9 - NOME/RAZÃO SOCIAL DO AUDITOR | 10 - CÓDIGO CVM |
|---|---|
| ARTHUR ANDERSEN S/C | 00283-6 |
| 11 - NOME DO RESPONSÁVEL TÉCNICO | 12 - CPF DO RESP. TÉCNICO |
| AMAURI FROMENT FERNANDES | 174.625.417-34 |



3

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

| Número de Ações (Mil) | 1 - TRIMESTRE ATUAL 31/03/2002 | 2 - TRIMESTRE ANTERIOR 31/12/2001 | 3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2001 |
|---|---|---|---|
| **Do Capital Integralizado** | | | |
| 1 - Ordinárias | 71.729.261 | 71.729.261 | 71.729.261 |
| 2 - Preferenciais | 0 | 0 | 0 |
| 3 - Total | 71.729.261 | 71.729.261 | 71.729.261 |
| **Em Tesouraria** | | | |
| 4 - Ordinárias | 0 | 0 | 0 |
| 5 - Preferenciais | 0 | 0 | 0 |
| 6 - Total | 0 | 0 | 0 |

## 01.06 - CARACTERÍSTICAS DA EMPRESA

| |
|---|
| 1 - TIPO DE EMPRESA<br>Empresa Comercial, Industrial e Outras |
| 2 - TIPO DE SITUAÇÃO<br>Operacional |
| 3 - NATUREZA DO CONTROLE ACIONÁRIO<br>Privada Nacional |
| 4 - CÓDIGO ATIVIDADE<br>1140200 - Siderurgia |
| 5 - ATIVIDADE PRINCIPAL<br>FABRICAÇÃO, TRANSF E COMERC. DE PRODUTOS SIDERÚRGICOS |
| 6 - TIPO DE CONSOLIDADO<br>Parcial |
| 7 - TIPO DO RELATÓRIO DOS AUDITORES<br>Com Ressalva |

## 01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

| 1 - ITEM | 2 - CNPJ | 3 - DENOMINAÇÃO SOCIAL |
|---|---|---|
| 01 | 02.281.836/0001-37 | COMPANHIA FERROVIÁRIA DO NORDESTE - CFN |
| 02 | 00.924.429/0001-75 | FERROVIA CENTRO ATLÂNTICA S.A.(FCA) |
| 03 | 00.924.429/0001-75 | MRS LOGÍSTICA S.A. |

## 01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

| 1 - ITEM | 2 - EVENTO | 3 - APROVAÇÃO | 4 - PROVENTO | 5 - INÍCIO PGTO. | 6 - TIPO AÇÃO | 7 - VALOR DO PROVENTO P/ AÇÃO |
|---|---|---|---|---|---|---|
| 01 | RCA | 12/04/2002 | Juros Sobre Capital Próprio | | ON | 0,0006970650 |
| 02 | AGO/E | 30/04/2002 | Juros Sobre Capital Próprio | | ON | 0,0012547180 |



4

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

| 1 - ITEM | 2 - DATA DA ALTERAÇÃO | 3 - VALOR DO CAPITAL SOCIAL (Reais Mil) | 4 - VALOR DA ALTERAÇÃO (Reais Mil) | 5 - ORIGEM DA ALTERAÇÃO | 7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil) | 8 - PREÇO DA AÇÃO NA EMISSÃO (Reais) |
|---|---|---|---|---|---|---|

## 01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

| 1 - DATA | 2 - ASSINATURA |
|---|---|
| 14/05/2002 | |

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 31/03/2002 | 4 - 31/12/2001 |
|---|---|---|---|
| 1 | Ativo Total | 14.857.985 | 14.333.385 |
| 1.01 | Ativo Circulante | 3.175.545 | 2.339.563 |
| 1.01.01 | Disponibilidades | 2.038 | 34.702 |
| 1.01.01.01 | Bancos Conta Movimento | 1.968 | 34.683 |
| 1.01.01.02 | Outros | 70 | 19 |
| 1.01.02 | Créditos | 847.715 | 655.068 |
| 1.01.02.01 | Mercado Interno | 573.117 | 510.244 |
| 1.01.02.02 | Mercado Externo | 357.332 | 226.220 |
| 1.01.02.03 | Provisão para Devedores Duvidosos | (82.724) | (81.396) |
| 1.01.03 | Estoques | 587.007 | 623.606 |
| 1.01.03.01 | Produtos Acabados | 162.369 | 169.265 |
| 1.01.03.02 | Produtos em Elaboração | 102.333 | 137.054 |
| 1.01.03.03 | Matérias-primas | 158.687 | 136.943 |
| 1.01.03.04 | Almoxarifado | 142.159 | 148.312 |
| 1.01.03.05 | Importações em Andamento | 13.488 | 12.560 |
| 1.01.03.06 | Materiais em trânsito | 7.971 | 19.472 |
| 1.01.04 | Outros | 1.738.785 | 1.026.187 |
| 1.01.04.01 | Títulos e Valores Mobiliários | 1.075.012 | 343.982 |
| 1.01.04.02 | IRRF/CSL a Compensar | 230.383 | 210.598 |
| 1.01.04.03 | Imposto de Renda Diferido | 68.533 | 99.098 |
| 1.01.04.04 | Contribuição Social Diferida | 22.460 | 35.356 |
| 1.01.04.05 | Dividendos Propostos a Receber | 241.870 | 239.854 |
| 1.01.04.06 | Outros | 100.527 | 97.299 |
| 1.02 | Ativo Realizável a Longo Prazo | 1.935.014 | 1.992.100 |
| 1.02.01 | Créditos Diversos | 53.057 | 52.763 |
| 1.02.01.01 | Empréstimos ELETROBRÁS | 53.057 | 52.763 |
| 1.02.02 | Créditos com Pessoas Ligadas | 655.142 | 643.281 |
| 1.02.02.01 | Com Coligadas | 0 | 0 |
| 1.02.02.02 | Com Controladas | 655.142 | 643.281 |
| 1.02.02.03 | Com Outras Pessoas Ligadas | 0 | 0 |
| 1.02.03 | Outros | 1.226.815 | 1.296.056 |
| 1.02.03.01 | Imposto de Renda Diferido | 259.199 | 220.727 |
| 1.02.03.02 | Contribuição Social Diferida | 43.575 | 29.595 |
| 1.02.03.03 | Depósitos Judiciais | 370.797 | 367.790 |
| 1.02.03.04 | Títulos e Valores a Receber | 120.997 | 121.712 |
| 1.02.03.05 | PIS/PASEP a Compensar | 73.688 | 137.107 |
| 1.02.03.06 | Arrendamentos | 36.191 | 31.081 |
| 1.02.03.07 | Investimentos Disponíveis para venda | 262.259 | 288.912 |
| 1.02.03.08 | Outros | 60.309 | 121.132 |
| 1.03 | Ativo Permanente | 9.747.426 | 10.001.732 |
| 1.03.01 | Investimentos | 1.388.634 | 1.228.066 |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 -31/03/2002 | 4 -31/12/2001 |
|---|---|---|---|
| 1.03.01.01 | Participações em Coligadas | 0 | 0 |
| 1.03.01.02 | Participações em Controladas | 1.388.534 | 1.226.066 |
| 1.03.01.03 | Outros Investimentos | 0 | 0 |
| 1.03.02 | Imobilizado | 7.672.422 | 7.759.471 |
| 1.03.02.01 | Em Operação Liquido | 7.517.540 | 7.511.190 |
| 1.03.02.02 | Em Obras | 64.453 | 158.340 |
| 1.03.02.03 | Terrenos | 90.421 | 89.941 |
| 1.03.03 | Diferido | 686.470 | 1.016.195 |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 31/03/2002 | 4 - 31/12/2001 |
|---|---|---|---|
| 2 | Passivo Total | 14.857.985 | 14.333.395 |
| 2.01 | Passivo Circulante | 3.659.693 | 3.621.155 |
| 2.01.01 | Empréstimos e Financiamentos | 2.566.959 | 2.506.780 |
| 2.01.02 | Debêntures | 0 | 0 |
| 2.01.03 | Fornecedores | 363.077 | 364.682 |
| 2.01.04 | Impostos, Taxas e Contribuições | 375.139 | 350.625 |
| 2.01.04.01 | Salários e Contribuições Sociais | 59.841 | 55.149 |
| 2.01.04.02 | Tributos a Recolher | 129.216 | 98.627 |
| 2.01.04.03 | Imposto de Renda Diferido | 137.507 | 138.027 |
| 2.01.04.04 | Contribuição Social Diferida | 48.575 | 58.822 |
| 2.01.04.05 | Tributos e Obrigações Parceladas | 0 | 0 |
| 2.01.05 | Dividendos a Pagar | 90.394 | 90.397 |
| 2.01.05.01 | Juros sobre Capital Próprios Deliberados | 394 | 397 |
| 2.01.05.02 | Dividendos e JCP Propostos | 90.000 | 90.000 |
| 2.01.06 | Provisões | 17.542 | 18.093 |
| 2.01.06.01 | Trabalhista, Cível e Fiscal | 17.542 | 18.093 |
| 2.01.07 | Dívidas com Pessoas Ligadas | 0 | 0 |
| 2.01.08 | Outros | 246.582 | 290.598 |
| 2.01.08.01 | Outros | 246.582 | 290.598 |
| 2.02 | Passivo Exigível a Longo Prazo | 6.228.880 | 5.659.027 |
| 2.02.01 | Empréstimos e Financiamentos | 3.882.966 | 3.171.442 |
| 2.02.02 | Debêntures | 0 | 0 |
| 2.02.03 | Provisões | 1.401.595 | 1.502.108 |
| 2.02.03.01 | Trabalhista, Cível, Fiscal e Ambiental | 71.408 | 68.615 |
| 2.02.03.02 | Imposto de Renda em Juízo | 137.460 | 125.271 |
| 2.02.03.03 | Contribuição Social em Juízo | 93.932 | 93.110 |
| 2.02.03.04 | Imposto de Renda Diferido | 832.490 | 920.539 |
| 2.02.03.05 | Contribuição Social Diferida | 266.305 | 294.573 |
| 2.02.04 | Dívidas com Pessoas Ligadas | 705.875 | 686.929 |
| 2.02.05 | Outros | 238.444 | 188.548 |
| 2.02.05.01 | Provisão para perdas em investimento | 8.206 | 4.592 |
| 2.02.05.02 | Outros | 230.238 | 183.956 |
| 2.03 | Resultados de Exercícios Futuros | 0 | 0 |
| 2.05 | Patrimônio Líquido | 4.969.412 | 5.153.213 |
| 2.05.01 | Capital Social Realizado | 1.680.947 | 1.680.947 |
| 2.05.01.01 | Ações Ordinárias | 1.680.947 | 1.680.947 |
| 2.05.02 | Reservas de Capital | 10.485 | 1.258 |
| 2.05.03 | Reservas de Reavaliação | 2.286.348 | 2.309.650 |
| 2.05.03.01 | Ativos Próprios | 2.286.111 | 2.309.413 |
| 2.05.03.02 | Controladas/Coligadas | 237 | 237 |
| 2.05.04 | Reservas de Lucro | 1.161.358 | 1.161.358 |



8

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 -31/03/2002 | 4 -31/12/2001 |
|---|---|---|---|
| 2.05.04.01 | Legal | 196.449 | 196.449 |
| 2.05.04.02 | Estatutária | 0 | 0 |
| 2.05.04.03 | Para Contingências | 0 | 0 |
| 2.05.04.04 | De Lucros a Realizar | 0 | 0 |
| 2.05.04.05 | Retenção de Lucros | 0 | 0 |
| 2.05.04.06 | Especial p/ Dividendos Não Distribuídos | 0 | 0 |
| 2.05.04.07 | Outras Reservas de Lucro | 964.909 | 964.909 |
| 2.05.04.07.01 | De Investimentos | 964.909 | 964.909 |
| 2.05.04.07.02 | Ações em Tesouraria | 0 | 0 |
| 2.05.05 | Lucros/Prejuízos Acumulados | (169.726) | 0 |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 01/01/2002 a 31/03/2002 | 4 - 01/01/2002 a 31/03/2002 | 5 - 01/01/2001 a 31/03/2001 | 6 - 01/01/2001 a 31/03/2001 |
|---|---|---|---|---|---|
| 3.01 | Receita Bruta de Vendas e/ou Serviços | 1.119.508 | 1.119.508 | 1.025.031 | 1.025.031 |
| 3.02 | Deduções da Receita Bruta | (188.087) | (188.087) | (186.987) | (186.987) |
| 3.03 | Receita Líquida de Vendas e/ou Serviços | 931.421 | 931.421 | 838.044 | 838.044 |
| 3.04 | Custo de Bens e/ou Serviços Vendidos | (577.726) | (577.726) | (497.056) | (497.056) |
| 3.04.01 | Depreciação, Exaustão e Amortização | (123.599) | (123.599) | (90.548) | (90.548) |
| 3.04.02 | Outros | (454.127) | (454.127) | (406.508) | (406.508) |
| 3.05 | Resultado Bruto | 353.695 | 353.695 | 340.988 | 340.988 |
| 3.06 | Despesas/Receitas Operacionais | (648.916) | (648.916) | (640.593) | (640.593) |
| 3.06.01 | Com Vendas | (48.159) | (48.159) | (34.735) | (34.735) |
| 3.06.01.01 | Depreciação e Amortização | (1.102) | (1.102) | (664) | (664) |
| 3.06.01.02 | Outras | (47.057) | (47.057) | (34.071) | (34.071) |
| 3.06.02 | Gerais e Administrativas | (61.166) | (61.166) | (59.879) | (59.879) |
| 3.06.02.01 | Depreciação e Amortização | (7.307) | (7.307) | (7.361) | (7.361) |
| 3.06.02.02 | Outras | (53.859) | (53.859) | (52.518) | (52.518) |
| 3.06.03 | Financeiras | (398.381) | (398.381) | (45.260) | (45.260) |
| 3.06.03.01 | Receitas Financeiras | (239.723) | (239.723) | 127.738 | 127.738 |
| 3.06.03.02 | Despesas Financeiras | (158.658) | (158.658) | (172.998) | (172.998) |
| 3.06.04 | Outras Receitas Operacionais | 1.693 | 1.693 | 2.258 | 2.258 |
| 3.06.05 | Outras Despesas Operacionais | (156.507) | (156.507) | (530.900) | (530.900) |
| 3.06.05.01 | Variação Monetária e Cambial Líquida | 282 | 282 | (466.931) | (466.931) |
| 3.06.05.02 | Amortização da Variação Cambial Especial | (106.890) | (106.890) | (32.282) | (32.282) |
| 3.06.05.03 | Outras | (49.899) | (49.899) | (31.687) | (31.687) |
| 3.06.06 | Resultado da Equivalência Patrimonial | 13.604 | 13.604 | 27.923 | 27.923 |
| 3.07 | Resultado Operacional | (295.221) | (295.221) | (299.605) | (299.605) |
| 3.08 | Resultado Não Operacional | (3.546) | (3.546) | 903 | 903 |
| 3.08.01 | Receitas | 1.530 | 1.530 | 904 | 904 |
| 3.08.02 | Despesas | (5.076) | (5.076) | (1) | (1) |

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 01/01/2002 a 31/03/2002 | 4 - 01/01/2002 a 31/03/2002 | 5 - 01/01/2001 a 31/03/2001 | 6 - 01/01/2001 a 31/03/2001 |
|---|---|---|---|---|---|
| 3.09 | Resultado Antes Tributação/Participações | (298.767) | (298.767) | (298.702) | (298.702) |
| 3.10 | Provisão para IR e Contribuição Social | (16.350) | (16.350) | 15.444 | 15.444 |
| 3.11 | IR Diferido | 117.705 | 117.705 | 89.304 | 89.304 |
| 3.11.01 | IR Diferido | 89.937 | 89.937 | 64.635 | 64.635 |
| 3.11.02 | Contribuição Social Diferida | 27.768 | 27.768 | 24.669 | 24.669 |
| 3.12 | Participações/Contribuições Estatutárias | 0 | 0 | 0 | 0 |
| 3.12.01 | Participações | 0 | 0 | 0 | 0 |
| 3.12.02 | Contribuições | 0 | 0 | 0 | 0 |
| 3.13 | Reversão dos Juros sobre Capital Próprio | 0 | 0 | 0 | 0 |
| 3.15 | Lucro/Prejuízo do Período | (197.412) | (197.412) | (193.954) | (193.954) |
| | NÚMERO AÇÕES, EX-TESOURARIA (Mil) | 71.729.261 | 71.729.261 | 71.729.261 | 71.729.261 |
| | LUCRO POR AÇÃO | | | | |
| | PREJUÍZO POR AÇÃO | (0,00275) | (0,00275) | (0,00270) | (0,00270) |

Em milhares de reais, exceto quando mencionado

## 1. CONTEXTO OPERACIONAL

A Companhia Siderúrgica Nacional (CSN) produz aços planos, tendo como principal instalação industrial a Usina Presidente Vargas, localizada no Município de Volta Redonda, Estado do Rio de Janeiro.

A CSN explora, ainda, minério de ferro, calcário e dolomita, no Estado de Minas Gerais, para suprir as necessidades da Usina Presidente Vargas. Para otimização de suas atividades, a companhia também investe estrategicamente em empresas de transporte ferroviário e energia elétrica, entre outras.

## 2. APRESENTAÇÃO DAS DEMONSTRAÇÕES CONTÁBEIS

Atendendo a configuração do formulário das informações trimestrais, as Demonstrações das Origens e Aplicações de Recursos e dos Fluxos de Caixa da controladora e consolidado, estão sendo apresentadas no quadro "Outras informações que a companhia entenda como relevantes".

## 3. PRINCIPAIS PRÁTICAS CONTÁBEIS

As demonstrações contábeis foram elaboradas de acordo com as práticas contábeis previstas na legislação societária brasileira e nas normas e pronunciamentos estabelecidos pela Comissão de Valores Mobiliários (CVM) e pelo Instituto Brasileiro dos Auditores Independentes – IBRACON.

### (a) Apuração do resultado

O resultado das operações é apurado em conformidade com o regime contábil de competência de exercícios. Conforme detalhado na nota 13, a companhia optou por diferir parte das variações cambiais líquidas incorridas no primeiro trimestre de 1999 e no exercício de 2001.

### (b) Títulos e valores mobiliários

Os títulos e valores mobiliários estão registrados ao custo, acrescidos dos rendimentos auferidos até a data dos balanços, não excedendo o valor de mercado.

### (c) Provisão para devedores duvidosos

A provisão para devedores duvidosos foi constituída em montante julgado suficiente pela Administração, para absorver eventuais perdas na realização dos recebíveis.

### (d) Estoques

Os estoques são valorizados ao menor valor entre o custo médio de produção/compra e o valor líquido de realização ou o custo de reposição, respectivamente, exceto as importações em andamento, que são valorizadas ao custo identificado.

## 04.01 - NOTAS EXPLICATIVAS

**(e) Demais ativo circulante e realizável a longo prazo**

São apresentados ao valor de realização, incluindo, quando aplicável, os rendimentos auferidos até a data do balanço ou, no caso de despesas antecipadas, ao custo.

**(f) Investimentos**

Os investimentos em sociedades controladas, controladas em conjunto e coligadas são avaliados pelo método da equivalência patrimonial, acrescidos de ágio a amortizar, quando aplicável.

Os demais investimentos permanentes são avaliados pelo custo de aquisição.

**(g) Imobilizado**

O valor do ativo imobilizado da controladora inclui a reavaliação dos bens, com base em laudo de peritos avaliadores independentes, realizado em 31 de março de 1999, conforme facultado pela Deliberação CVM nº 288 de 3 de dezembro de 1998. A depreciação é calculada pelo método linear, às taxas mencionadas na nota 12, com base na vida útil-econômica remanescente dos bens após a reavaliação. A exaustão da mina é calculada com base na quantidade de minério de ferro extraída. Os encargos financeiros relativos a recursos captados para obras em andamento são capitalizados enquanto as mesmas não forem concluídas.

As controladas demonstram o ativo imobilizado pelo valor de custo de aquisição, líquido de depreciação acumulada, exceto a FEM – Projetos, Construções e Montagens S.A. que possui bens reavaliados, que não ultrapassam o valor de recuperação dos mesmos.

**(h) Diferido**

A formação do diferido deve-se, basicamente, a gastos incorridos no desenvolvimento e implantação de projetos que deverão gerar retorno econômico para a companhia nos próximos exercícios, sendo a amortização efetuada linearmente de acordo com o prazo previsto de retorno econômico dos referidos projetos. Adicionalmente, inclui o montante das variações cambiais líquidas relativas ao primeiro trimestre de 1999 e exercício de 2001, conforme disposto na Deliberação CVM nº 294/99 e Deliberações CVM nºs 404/01 e 409/01, respectivamente.

**(i) Passivo circulante e exigível a longo prazo**

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e cambiais incorridas até a data dos balanços.

**(j) Provisão para manutenção e grandes reformas dos altos-fornos**

É registrada conforme a característica dos gastos, sendo: a) Manutenção - constituída anualmente de acordo com estimativas de gastos a serem incorridos para manter certas instalações em plena capacidade de produção (a provisão é apresentada no passivo circulante no grupo Outros); b) Grandes reformas e refratamento - são capitalizados no ativo imobilizado em operação, sendo depreciados pelo período compreendido até a próxima grande reforma prevista.

**(k) Benefícios a empregados**

Em atendimento a Deliberação CVM nº 371 de 13 de dezembro de 2000, a companhia, mediante estudo atuarial, optou por provisionar anualmente 20% desse encargo, a partir do exercício de 2002 até 2006, correspondentes aos benefícios pós empregos, conforme divulgado na Nota 25c.

## 04.01 - NOTAS EXPLICATIVAS

**(l) Imposto de Renda e Contribuição Social sobre o Lucro Líquido**

São calculados com base nas alíquotas efetivas de imposto de renda e contribuição social sobre o lucro líquido e consideram a compensação de prejuízos fiscais e base negativa de contribuição social, limitada a 30%, para fins de determinação de exigibilidade. São constituídos créditos fiscais de impostos diferidos sobre prejuízo fiscais, base negativa e sobre diferenças temporárias, bem como, débitos fiscais de imposto de renda e contribuição social sobre variação cambial diferida de 1999 e 2001 e outras diferenças temporais.

## 4 – DEMONSTRAÇÕES CONTÁBEIS CONSOLIDADAS

As demonstrações contábeis consolidadas em 31 de março de 2002 e 31 de dezembro de 2001 incluem as seguintes controladas e controladas em conjunto:

| Empresas | Participação direta no capital social total e votante (%) 31/03/2002 | 31/12/2001 | Atividades principais |
|---|---|---|---|
| **Consolidadas integralmente:** | | | |
| CSN Overseas | 100,00 | 100,00 | Operações financeiras |
| CSN Steel Corp. | 100,00 | 100,00 | Participações societárias |
| CSN Islands Corp. | 100,00 | 100,00 | Operações financeiras |
| CSN Energy Corp. | 100,00 | 100,00 | Participações societárias |
| Steel II, S.A. | 100,00 | 100,00 | Participações societárias |
| CISA - CSN Indústria de Aços Revestidos S.A. | 99,99 | 99,99 | Centro de serviços de produtos siderúrgicos |
| FEM - Projetos , Construções e Montagem S.A. | 99,99 | 99,99 | Manutenção e montagem |
| Indústria Nacional de Aços Laminados - Inal S.A. | 99,99 | 99,99 | Centro de serviços de produtos siderúrgicos |
| CSC - Cia. Siderúrgica do Ceará | 99,99 | 99,99 | Siderurgia |
| CSN Panama S.A. | 99,99 | 99,99 | Participações societárias |
| CSN Energia S.A. | 99,90 | 99,90 | Comercialização de energia elétrica |
| CSN Participações Energéticas S.A. | 99,70 | 99,70 | Participações societárias |
| CSN I S.A. | 99,67 | 99,67 | Siderurgia |
| **Consolidadas proporcionalmente:** | | | |
| GalvaSud S.A | 51,00 | 51,00 | Centro de serviços de produtos siderúrgicos |
| Nordeste Energia Participações S.A (NEPAR) (1) | 50,01 | 50,01 | Participações societárias |
| Sepetiba Tecon S.A (2) | 20,00 | 20,00 | Serviços portuários |

(1) Em 28/03/2002 os acionistas da NEPAR decidiram liquidar a empresa.

(2) Considerando a participação indireta na Sepetiba Tecon S.A., através da CSN Panama,S.A.. o percentual de participação total atinge 50%.

As datas de encerramento dos exercícios sociais das controladas e controladas em conjunto são coincidentes com as da controladora.

As demonstrações contábeis elaboradas em dólares norte-americanos (CSN Panama, S.A., CSN Islands, Corp., CSN Steel Corp., CSN Overseas, CSN Energy Corp. e CSN Steel, S.A.) foram convertidas para reais pela taxa de 31 de março de 2002 – R$ 2,3236 (31 de dezembro de 2001 - R$ 2,3204 e de 31 de março de 2001 – R$ 2,1616) e os ganhos/perdas auferidos dessas conversões foram contabilizados nos resultados dos respectivos exercícios, na linha de resultado de equivalência patrimonial na controladora e na linha de variação monetária no consolidado. As referidas demonstrações contábeis foram preparadas utilizando-se de práticas contábeis compatíveis com as adotadas pela controladora.

Na elaboração das demonstrações contábeis consolidadas, todos os saldos e transações entre as sociedades consolidadas foram eliminados.

## 04.01 - NOTAS EXPLICATIVAS

Adotando procedimento consistente com o praticado nas demonstrações contábeis de 31 de dezembro de 2001, a companhia não está consolidando as investidas abaixo por não apresentarem alteração relevante na unidade econômica consolidada.

| | Participação no capital social(%) | | | |
|---|---|---|---|---|
| | 31/03/2002 | | 31/12/2001 | |
| Empresas | Total | Votante | Total | Votante |
| Companhia Ferroviária do Nordeste - CFN | 30,00 | 30,00 | 30,00 | 30,00 |
| Ferrovia Centro Atlântica S.A. (FCA) | 11,95 | 11,66 | 11,95 | 11,66 |
| MRS Logística S.A. | 32,17 | 18,63 | 32,17 | 18,63 |

As demonstrações contábeis consolidadas não contemplam a CSN Aceros, S.A., coligada através da participação de 37,50% pela CSN Panama, S.A.

A conciliação entre o patrimônio líquido e o lucro líquido do exercício da controladora e do consolidado é apresentada a seguir:

| | Patrimônio líquido | | Lucro líquido | |
|---|---|---|---|---|
| | 31/03/2002 | 31/12/2001 | 31/03/2002 | 31/03/2001 |
| Controladora | 4.969.412 | 5.153.213 | (197.412) | (193.954) |
| Eliminação de lucros nos estoques | (22.880) | (20.599) | (2.281) | (1.296) |
| Juros ativados | (14.489) | (14.489) | | (34) |
| Outros ajustes | 544 | 8 | 1.886 | (1.291) |
| Consolidado | 4.932.587 | 5.118.133 | (197.807) | (196.575) |

Estão sendo apresentadas apenas as mutações do patrimônio líquido da controladora(nota 18).

## 04.01 - NOTAS EXPLICATIVAS

## 5. TRANSAÇÕES ENTRE PARTES RELACIONADAS

| | CSN OVERSEAS | CSN CAYMAN* | CSN IRON* | CSN PANAMA | CSN ISLANDS | MKS | GALVASUD | CISA | INAL | OUTRAS** | TOTAL 31/03/2002 | TOTAL 31/12/2001 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ATIVO | | | | | | | | | | | | |
| Contas a Receber | 317 | 341.487 | | | | 315 | 23.902 | 330 | 86.271 | 180 | 452.804 | 318.644 |
| Outras Operações: | | | | | | | | | | | | |
| Debêntures Sepetiba Tecon | | | | | | | | | | 18.000 | 18.000 | 18.000 |
| Dividendos a receber CSN Energia | | | | | | | | | | 241.870 | 241.870 | 220.854 |
| Mútuo/conta corrente(1) | 478.214 | | 152.603 | 24.325 | | 4.761 | | 128 | 137 | 97 | 660.265 | 648.182 |
| Adiantamento a fornecedores | | | | | | 5.877 | | | | | 5.077 | 5.877 |
| Adiantamento para futuro aumento de capital | | | | | | | | | | 6.220 | 6.220 | 75.051 |
| TOTAL | 478.531 | 341.487 | 152.603 | 24.325 | | 10.953 | 23.902 | 458 | 86.408 | 266.369 | 1.385.038 | 1.305.608 |
| PASSIVO | | | | | | | | | | | | |
| Empréstimos: | | | | | | | | | | | | |
| Pré-pagamento | 66.184 | 111.041 | | | | | | | | | 177.225 | 128.009 |
| Fixed rate notes(2) | 142.185 | | | | | | | | | | 142.185 | 145.974 |
| Emprest. Investidas | 70.395 | | | | | | | | | | 70.395 | 69.174 |
| Intercompany bonds(3) | | | 1.436.360 | | 827.036 | | | | | | 2.263.600 | 2.240.304 |
| Mútuo/conta corrente(1) | 760.983 | 19.510 | | | | | | | | | 780.493 | 825.612 |
| Outras Operações: | | | | | | | | | | | | |
| Prestação de Serviços | | | | | | | | | | 2.196 | 2.106 | 577 |
| Estoque de Coligadas | | | | | | | | 45.596 | 2.749 | | 48.344 | 84.837 |
| Contas a pagar | | | | | | 2.118 | 37 | | 22 | 321 | 2.498 | 686 |
| TOTAL | 1.039.747 | 130.551 | 1.436.565 | | 827.036 | 2.118 | 37 | 45.596 | 2.771 | 2.517 | 3.488.006 | 3.493.028 |
| | | | | | | | | | | | 31/03/2002 | 31/03/2001 |
| RECEITA | | | | | | | | | | | | |
| Vendas de produtos e serviços | | 150.403 | | | | | 17.649 | 861 | 39.630 | | 208.545 | 198.848 |
| Juros e variação cambial | 8.290 | (2.073) | (210) | 482 | 302 | | | | | | 6.795 | 45.289 |
| Outras | | | | | | 2 | | | | 66 | 69 | 402 |
| TOTAL | 8.290 | 148.330 | (210) | 482 | 303 | 2 | 17.649 | 864 | 39.650 | 66 | 215.409 | 248.537 |
| DESPESA | | | | | | | | | | | | |
| Serviços | | | | | | 4.340 | | | | 8.835 | 13.175 | |
| Juros e variação cambial | 15.749 | 625 | 34.489 | | (1.976) | | | | | 81 | 48.968 | 310.301 |
| Outras | | | | | | | | | | | | 7.723 |
| TOTAL | 15.749 | 625 | 34.489 | | (1.976) | 4.340 | | | | 8.916 | 62.143 | 318.024 |

*CSN Cayman e CSN Iron – participação indireta através Energy I Corp. e CSN Panama, S.A., respectivamente.

**OUTRAS: CFN, FCA, CSC, Fundação CSN, CBS - Caixa Beneficente dos Empregados da CSN, FEM, NEPAR, Sepetiba Tecon S.A., CSN Energia S.A. e CSN Participações Energéticas S.A.

Essas operações foram pactuadas em condições normais de mercado e/ou legislação vigente para operações semelhantes, sendo as principais destacadas abaixo:

(1) Libor + 3% a.a.- vencimento – 05/2002 e 09/2002 – CSN Overseas
Libor + 3% a.a. - vencimento - indeterminado – CSN Iron
ICPM – 6% a.a. – vencimento – indeterminado – CSN Panama

(2) Juros de 11% a.a. - vencimento 1ª tranche: 23/01/2004 e 2ª tranche: 29/01/2004.

(3) Juros de 9,5% a.a. (1ª tranche) e 8,25% a.a.(2ª tranche) - vencimento 1ª e 2ª tranche: 01/06/2007 – CSN Iron
Juros de 2,8% a.a.- vencimento: 02/08/2002 – CSN Islands

## 04.01 - NOTAS EXPLICATIVAS

### 6. TÍTULOS E VALORES MOBILIÁRIOS

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 31/03/2002 | 31/12/2001 | 31/03/2002 | 31/12/2001 |
| **Curto prazo** | | | | |
| Fundo de investimento financeiro (líquido de imposto de renda na fonte) | 918.321 | 200.485 | 999.628 | 450.349 |
| Aplicação no exterior e posição líquida de opções de dólar | 7.479 | 376 | 335.051 | 30.163 |
| Renda fixa | 149.212 | 143.121 | 125.441 | 120.065 |
| | 1.075.012 | 343.982 | 1.460.120 | 600.577 |
| **Longo prazo (Incluído em Outros)** | | | | |
| Renda fixa e debêntures (líquido de provisão para perdas prováveis e imposto de renda na fonte) | 19.169 | 19.169 | 10.169 | 4.048 |
| | 1.094.181 | 363.151 | 1.470.289 | 604.625 |

A Administração da companhia vem aplicando a maior parte de seus recursos financeiros em Fundos de Investimentos, os quais estão compostos por títulos do governo e papéis de renda fixa com variação monetária ou cambial, emitidos no país.

### 7 – CONTAS A RECEBER

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 31/03/2002 | 31/12/2001 | 31/03/2002 | 31/12/2001 |
| Mercado interno | 573.117 | 510.244 | 1.035.301 | 906.743 |
| Empresas controladas e coligadas | 90.974 | 101.057 | | |
| Outros clientes | 482.143 | 409.187 | 1.035.301 | 906.743 |
| Mercado externo | 357.332 | 226.220 | 123.421 | 115.386 |
| Empresas controladas e coligadas | 341.830 | 217.587 | | |
| Outros clientes | 15.502 | 8.633 | 123.421 | 115.386 |
| Provisão para devedores duvidosos | (82.734) | (81.396) | (91.422) | (86.518) |
| | 847.715 | 655.068 | 1.067.300 | 935.611 |

### 8. ESTOQUES

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 31/03/2002 | 31/12/2001 | 31/03/2002 | 31/12/2001 |
| Produtos acabados | 162.369 | 169.265 | 204.682 | 217.306 |
| Produtos em elaboração | 102.333 | 137.054 | 101.463 | 134.634 |
| Matérias-primas | 158.687 | 136.043 | 199.524 | 191.795 |
| Almoxarifado | 142.159 | 148.312 | 143.360 | 149.707 |
| Importações em andamento | 13.488 | 12.560 | 13.634 | 12.803 |
| Materiais em trânsito | 7.971 | 19.472 | 13.136 | 22.842 |
| | 587.007 | 623.606 | 675.839 | 729.087 |

## 9. IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL DIFERIDOS

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 31/03/2002 | 31/12/2001 | 31/03/2002 | 31/12/2001 |
| **Ativo circulante** | | | | |
| Imposto de renda | 68.533 | 99.098 | 82.506 | 111.746 |
| Contribuição social | 22.460 | 35.356 | 23.335 | 36.139 |
| | 90.993 | 134.454 | 105.841 | 147.885 |
| **Realizável a longo prazo** | | | | |
| Imposto de renda | 259.199 | 220.727 | 287.028 | 248.507 |
| Contribuição social | 43.375 | 29.595 | 52.679 | 39.001 |
| | 302.574 | 250.322 | 339.707 | 287.508 |
| **Passivo circulante** | | | | |
| Imposto de renda | 137.507 | 138.027 | 138.007 | 136.694 |
| Contribuição social | 48.575 | 58.822 | 48.756 | 60.062 |
| | 186.082 | 196.849 | 186.763 | 197.756 |
| **Exigível a longo prazo** | | | | |
| Imposto de renda | 832.490 | 920.539 | 833.824 | 921.873 |
| Contribuição social | 266.305 | 294.573 | 266.787 | 295.054 |
| | 1.098.795 | 1.215.112 | 1.100.611 | 1.216.927 |
| **Patrimônio líquido** | | | | |
| IR s/ parcela de reserva de reavaliação | (833.976) | (840.515) | (833.976) | (840.515) |
| CSL s/ parcela de reserva de reavaliação | (268.167) | (279.798) | (268.167) | (279.798) |
| | (1.102.143) | (1.120.313) | (1.102.143) | (1.120.313) |

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| **Resultado** | 31/03/2002 | 31/03/2001 | 31/03/2002 | 31/03/2001 |
| Imposto de renda | 89.937 | 64.635 | 91.850 | 65.667 |
| Contribuição social | 27.768 | 24.669 | 28.035 | 24.735 |
| | 117.705 | 89.304 | 119.885 | 90.402 |

## 04.01 - NOTAS EXPLICATIVAS

As origens do imposto de renda e contribuição social diferidos da controladora são demonstradas a seguir:

| | 31/03/2002 | | | | 31/12/2001 | | | |
|---|---|---|---|---|---|---|---|---|
| | Imposto de renda | | Contribuição social | | Imposto de renda | | Contribuição social | |
| Ativos | Curto prazo | Longo prazo | Curto prazo | Longo prazo | Curto prazo | Longo prazo | Curto prazo | Longo prazo |
| Provisão para contingências cíveis, trabalhistas e fiscais | 4.386 | 31.706 | 1.579 | 10.146 | 4.523 | 25.676 | 1.628 | 8.536 |
| Provisão para devedores duvidosos | 3.127 | 12.173 | 1.126 | 4.216 | 11.005 | 3.585 | 3.962 | 1.787 |
| Provisão para juros sobre capital próprio | 22.521 | | 8.108 | | 22.522 | | 8.108 | |
| Provisão para passivo a descoberto | | 2.058 | | 656 | | 1.148 | | 307 |
| Provisão para perda de estoque | 2.321 | | 836 | | 2.057 | | 741 | |
| Provisão para perda do imobilizado | 620 | | 190 | | 620 | | 198 | |
| Provisão para participação nos lucros | 2.700 | | 972 | | | | | |
| Tributos em discussão judicial | | 52.740 | | | | 46.607 | | |
| Prejuízos fiscais / base negativa | 27.016 | 122.435 | 8.200 | 16.288 | 33.006 | 136.265 | 8.250 | 17.361 |
| Deságio de títulos a receber | | 30.896 | | 11.123 | 30.806 | | 11.123 | |
| Outros | 5.812 | 6.194 | 1.361 | 1.046 | 4.475 | 4.226 | 1.316 | 944 |
| Total | 66.523 | 288.199 | 22.460 | 43.375 | 99.038 | 220.727 | 35.336 | 28.585 |

| | Imposto de renda | | Contribuição social | | Imposto de renda | | Contribuição social | |
|---|---|---|---|---|---|---|---|---|
| Passivos | Curto prazo | Longo prazo | Curto prazo | Longo prazo | Curto prazo | Longo prazo | Curto prazo | Longo prazo |
| Variação cambial diferida | 105.144 | 26.760 | 38.022 | 6.240 | 96.827 | 117.664 | 34.350 | 37.658 |
| Lucros de controladas no exterior não disponibilizados | | 207 | 102 | | | | | |
| IR / CSL sobre reserva de reavaliação | 32.363 | 801.613 | 11.651 | 290.619 | 42.500 | 798.015 | 24.432 | 255.365 |
| Outros | | 4.040 | | 1.540 | | 4.840 | | 1.548 |
| Total | 137.507 | 832.420 | 49.575 | 298.308 | 138.027 | 920.539 | 58.822 | 294.571 |

O imposto de renda e a contribuição social ativos diferidos decorrentes de prejuízos fiscais e base negativa de contribuição social, foram constituídos baseados no histórico de rentabilidade da companhia e a conseqüente expectativa de rentabilidade futura. A expectativa é de que tais créditos sejam integralmente compensados no período de até 5 anos.

Além dos créditos já registrados, a companhia possui ação judicial relativa ao "Plano Verão", na qual busca os efeitos financeiro-fiscais, relativamente ao expurgo inflacionário do IPC de janeiro de 1989, de 51,87%, na apuração da base de cálculo do IRPJ/CSL. Em 1ª Instância o pedido da companhia foi julgado procedente, em parte, limitando o percentual de janeiro de 1989 a 42,72%, descontado o índice já aplicado de 12,15%. Os efeitos da referida ação não foram reconhecidos contabilmente pela companhia(vide nota 17, item c).

## 04.01 - NOTAS EXPLICATIVAS

A conciliação das despesas e receitas de imposto de renda – IRPJ e de contribuição social – CSL correntes da controladora e o produto da alíquota efetiva sobre o lucro antes do IRPJ e da CSL é demonstrada como segue:

| | 31/03/2002 | | 31/03/2001 | |
|---|---|---|---|---|
| | IRPJ | CSL | IRPJ | CSL |
| Lucro antes da CSL e do IRPJ | (298.767) | (298.767) | (298.702) | (298.702) |
| Alíquota | 25% | 9% | 25% | 9% |
| total | 74.692 | 26.889 | 74.676 | 26.883 |
| Ajustes para refletir a alíquota efetiva: | | | | |
| Resultado de equivalência patrimonial | 4.445 | 1.600 | 9.347 | 3.365 |
| Diferença de alíquota | | (2.851) | | |
| Lucros disponibilizados de controladas no exterior | | (103) | | |
| Diferenças temporárias alocadas no diferido | (89.937) | (27.768) | (64.635) | (24.669) |
| Outras adições (exclusões) | (2.183) | (1.134) | (8.032) | (1.491) |
| **Controladora** | (12.983) | (3.367) | 11.356 | 4.088 |
| **Consolidado** | (10.300) | (5.682) | 6.423 | 2.410 |

## 10 - PIS/PASEP A COMPENSAR

Em razão da decisão judicial favorável, já transitada em julgado, de inconstitucionalidade dos Decretos-Lei nºs 2.445/88 e 2.449/88, pelo STF e pela Resolução nº 49/95 do Senado Federal, bem como consubstanciada na opinião de seus consultores legais, a companhia está apresentando este crédito no seu balanço patrimonial, o qual inclui o principal e acréscimos legais.

## 04.01 - NOTAS EXPLICATIVAS

## 11 - INVESTIMENTOS

| Empresas | Quantidade de ações – Ordinárias | Quantidade de ações – Preferenciais | Participação no capital social (%) | Informações sobre a investida – Patrimônio líquido e passivo a descoberto | Informações sobre a investida – Lucro (Prejuízo) líquido do período |
|---|---|---|---|---|---|
| **Em operação** | | | | | |
| FEM | 376.336 | | 99,99 | 2.866 | (1.714) |
| MRS (a) | 35.084.843 | 74.289.193 | 32,17 | 19.046 | (17.320) |
| GalvaSud (c) | 70.655.079 | | 51,00 | 84.013 | (12.149) |
| Inal | 8.457.169 | | 99,99 | 107.791 | 4.186 |
| CSN Overseas | 2.500 | | 100,00 | (3.591) | (10.291) |
| CSN Islands | 50.000 | | 100,00 | 116 | |
| CSN Panama | 16.870 | 11.411 | 99,99 | 410.800 | 26.498 |
| CISA | 129.999.997 | | 99,99 | 205.162 | (1.567) |
| CSN Energia | 999 | | 99,90 | 207.452 | 20.155 |
| Sepetiba Tecon(a) | 7.025.204 | | 20,00 | 28.086 | (5.618) |
| CSN Energy Corp | 200.000.000 | | 100,00 | 354.641 | (2.521) |
| **Em pré-operação** | | | | | |
| CSN Participações Energéticas | 997 | | 99,70 | 1 | |
| CSN I | 600 | 1.194 | 99,67 | 2 | |
| Total de investimentos | | | | | |
| Outros investimentos ao custo(b) | | | | | |
| **Ágio** | | | | | |
| Inal | | | | | |
| MRS | | | | | |
| CISA | | | | | |
| Total do Ágio | | | | | |
| Total de movimento dos investimentos e ágio em 2002 | | | | | |
| Total do movimento dos investimentos e ágio em 2001 | | | | | |
| **Passivo a descoberto sobre investimentos** | | | | | |
| CSN Overseas | 2.500 | | 100,00 | | |
| CSN Steel | 1 | | 100,00 | (28) | |
| CSC | 1.099.996 | | 99,99 | (4.364) | |
| Total do movimento do passivo a descoberto em 2002 | | | | | |
| Total do movimento do passivo a descoberto em 2001 | | | | | |

(a) Empresas auditadas por outros auditores independentes

(b) Companhia de Desenvolvimento do Sudeste-CDSE

(c) Todas as ações de propriedade da CSN na GalvaSud encontram-se empenhadas em favor do Unibanco - União de Bancos Brasileiros S.A. e do Kreditanstalt Fur Wiederaufbau, garantindo financiamentos contraídos pela GalvaSud junto àquelas instituições financeiras.

(d) O Conselho de Administração decidiu alienar as participações acionárias da companhia na Ita Energetica S.A (ITASA), considerando que existem evidências formais de que a venda se realizará num futuro próximo.
Os saldos dos investimentos foram transferidos para o ativo realizável a longo prazo em 31 de dezembro de 2001.
Este montante, foi atualizado pela equivalência patrimonial devido a determinação da Instrução CVM nº. 247/96, art.7º, totalizando R$ 772.

## 04.01 - NOTAS EXPLICATIVAS

| Movimentação de investimentos em 2002 | | | | | | | Consolidado |
|---|---|---|---|---|---|---|---|
| Saldo em 31/12/2001 | Adições | Baixas | Amortização de ágio | Equivalência patrimonial | Juros sobre capital próprio/ dividendos | Saldo em 31/03/2002 | Saldo em 31/03/2002 |
| 4.580 | | | | (1.714) | | 2.066 | |
| 11.701 | 103 | (103) | | (5.574) | | 6.127 | 6.127 |
| 42.923 | 6.115 | | | (6.191) | | 42.847 | |
| 104.047 | | | | 2.844 | | 107.791 | |
| 6.690 | | | | (6.690) | | | |
| 776 | | | | | | 776 | |
| 383.770 | | | | 27.090 | | 410.860 | |
| 85.396 | 121.332 | | | (1.567) | | 205.161 | |
| 208.410 | 11.318 | | | 13.784 | (2.016) | 231.496 | |
| 6.958 | | | | (1.341) | | 5.617 | |
| 356.671 | | | | (2.028) | | 354.642 | |
| 1 | | | | | | 1 | |
| 2 | | | | | | 2 | |
| 1.212.165 | 138.868 | (103) | | 18.552 (4) | (2.016) | 1.367.466 | 6.127 |
| 130 | | | | | | 130 | 130 |
| 10.595 | | | (435) | | | 10.160 | 10.160 |
| 2.064 | 7.811 | (82) | (127) | | | 9.666 | 9.666 |
| 1.112 | | | | | | 1.112 | 1.112 |
| 13.771 | 7.811 | (82) | (562) | | | 20.938 | 20.938 |
| 1.226.066 | 146.679 | (185) | (562) | 18.552 | (2.016) | 1.388.534 | 27.195 |
| 1.087.497 | 1.166 | (4.725) | (497) | 37.287 | | 1.120.828 | 327.456 |
| | | | | (3.591) | | (3.591) | |
| (8) | | | | (22) | | (30) | |
| (4.584) | | | | (1) | | (4.585) | |
| (4.592) | | | | (3.614) | | (8.206) | |
| (17.127) | | | | (8.967) | | (26.094) | |

## 12 - IMOBILIZADO

| | | Controladora | | | |
|---|---|---|---|---|---|
| | | 31/03/2002 | | | 31/12/2001 |
| | Taxa efetiva de depreciação, exaustão e amortização (% ao ano) | Custo corrigido e reavaliado | Depreciação, exaustão e amortização acumuladas | Líquido | Líquido |
| Terrenos | | 90.421 | | 90.421 | 88.941 |
| Máquinas e equipamentos | 5,91 | 6.741.447 | (1.129.486) | 5.611.961 | 5.590.677 |
| Edificações | 4,00 | 933.434 | (178.441) | 754.993 | 762.631 |
| Moveis e utensílios | 10,00 | 90.721 | (73.054) | 17.667 | 18.345 |
| Minas e jazidas | 1,62 | 1.136.599 | (51.484) | 1.085.115 | 1.089.704 |
| Outros bens | 20,00 | 105.675 | (55.385) | 50.290 | 52.310 |
| Provisão para perdas prováveis na baixa de bens | | (2.478) | | (2.478) | (2.477) |
| | | 9.095.819 | (1.487.850) | 7.607.969 | 7.601.131 |
| Obras em andamento | | 64.453 | | 64.453 | 158.340 |
| Controladora | | 9.160.272 | (1.487.850) | 7.672.422 | 7.759.471 |
| Consolidado | | 9.653.348 | (1.534.346) | 8.119.002 | 8.117.554 |

Em Assembléia Geral Extraordinária realizada em 31 de março de 1999, os acionistas aprovaram o laudo de avaliação efetuado por empresa especializada, que contemplou terrenos, máquinas e equipamentos, instalações, imóveis e edificações, existentes nas plantas da Usina Presidente Vargas, Casa de Pedra e Arcos, além da mina de minério de ferro em Casa de Pedra, o que foi possível por se tratar de uma mina manifestada, assim definida pelo Decreto 24.642/1934 – Código de Minas – , como sendo as jazidas conhecidas à época pertencentes aos proprietários do solo onde se encontravam.

A depreciação, exaustão e amortização total no 1° trimestre de 2002 foi de R$ 118.983 (2001 - R$ 104.146), sendo R$ 114.221 (2001 – R$ 99.368) apropriados ao custo de produção e R$4.762 (2001 – R$ 4.777) às despesas gerais e administrativas (não inclui amortização do diferido).

A parcela da depreciação e exaustão total dos bens reavaliados absorvida no resultado a cada ano é transferida no patrimônio líquido em igual montante, da reserva de reavaliação para lucros acumulados. No 1° trimestre de 2002, esse montante, líquido de imposto de renda e contribuição social, foi de R$ 26.762 ( 2001 – R$ 29.981).

As obras em andamento são representadas, principalmente, por um conjunto de planos de investimento visando a atualização e desenvolvimento tecnológico para manter a companhia em condições de competitividade nos mercados nacional e internacional. Os principais planos são voltados para empreendimentos em proteção do meio ambiente, redução de custos, infra-estrutura e técnicas de automação, informática e telecomunicação. O montante de encargos financeiros capitalizados, no 1° trimestre de 2002, sobre obras em andamento foi de R$ 2.172 (2001 – R$ 3.992).

No 1° trimestre de 2002, os bens dados em garantia nas operações financeiras atingiram um total de R$ 1.697.732 (2001 – R$ 1.656.747).

## 13 - DIFERIDO

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 31/03/2002 | 31/12/2001 | 31/03/2002 | 31/12/2001 |
| Variação cambial diferida | 2.060.179 | 2.060.179 | 2.068.186 | 2.068.185 |
| Projetos de informática | 127.317 | 124.350 | 130.476 | 127.982 |
| Outros projetos | 83.491 | 79.194 | 141.555 | 132.582 |
| | 2.270.987 | 2.263.723 | 2.340.217 | 2.328.749 |
| Amortização acumulada | (1.584.517) | (1.247.528) | (1.589.928) | (1.251.146) |
| | 686.470 | 1.016.195 | 750.289 | 1.077.603 |

Os projetos de informática são representados por projetos de automação e informatização de processos operacionais que visam a redução de custos e aumento da competitividade da companhia.

O saldo remanescente das variações cambiais diferidas no exercício de 1999, pela companhia e sua MRS Logística S.A. com base na Medida Provisória n°. 1818 e na Deliberação CVM n°. 294, de 26 de março de 1999, será amortizado em 2002.

Conforme disposto na Medida Provisória n° 3, de 26 de setembro de 2001 e nas Deliberações CVM n$^{os}$. 404 e 409, de 27 de setembro de 2001 e 1° de novembro de 2001 respectivamente, a companhia e suas investidas MRS Logística S.A. e GalvaSud S.A. optaram por diferir o resultado líquido negativo decorrente do ajuste dos valores em reais de obrigações e créditos em moeda estrangeira, em virtude de variação nas taxas de câmbio ocorridas no ano de 2001, devendo ser amortizados em até quatro anos, iniciada dentro do próprio exercício.

A movimentação ocorrida pode ser assim demonstrada:

| | Trimestre findo em 31/03/1999 | Exercício de 2001 | Total em 31/03/2002 |
|---|---|---|---|
| Variação cambial diferida | 699.543 | 1.360.636 | 2.060.179 |
| Amortização acumulada incluindo liquidação de empréstimos: | | | |
| 1999 | (294.279) | | (294.279) |
| 2000 | (173.779) | | (173.779) |
| 2001 | (124.107) | (615.173) | (739.280) |
| 1o.trimestre de 2002 | (29.301) | (299.965) | (329.266) |
| Saldo a amortizar | 78.077 | 445.498 | 523.575 |

Demonstração da expectativa da amortização:

| | | | |
|---|---|---|---|
| 2002(abril a dezembro) | 78.077 | 211.979 | 290.056 |
| 2003 | | 130.339 | 130.339 |
| 2004 | | 103.180 | 103.180 |
| | 78.077 | 445.498 | 523.575 |

## 04.01 - NOTAS EXPLICATIVAS

## 14.EMPRÉSTIMOS E FINANCIAMENTOS

| | Controladora | | | | Consolidado | | | |
|---|---|---|---|---|---|---|---|---|
| | 31/03/2002 | | 31/12/2001 | | 31/03/2002 | | 31/12/2001 | |
| | Curto prazo | Longo prazo | Curto prazo | Longo prazo | Curto prazo | Longo prazo | Curto prazo | Longo prazo |
| MOEDA ESTRANGEIRA | | | | | | | | |
| Pré - pagamento | 400.333 | 493.764 | 485.140 | 402.754 | 333.465 | 383.394 | 393.765 | 406.070 |
| Eurobonds | 716.269 | 1.533.576 | 857.179 | 1.392.240 | 831.478 | 184.336 | 940.765 | 184.084 |
| Commercial paper | | | | | 328.232 | 766.788 | 228.063 | 765.732 |
| BNDES/Finame | 54.902 | 731.999 | 59.272 | 736.257 | 54.902 | 731.999 | 59.272 | 736.257 |
| Importações financiadas | 795.588 | 193.086 | 824.530 | 222.595 | 795.588 | 193.086 | 824.530 | 222.595 |
| Eximbank - Japão | 25.103 | 123.233 | 22.962 | 124.548 | 25.103 | 123.233 | 22.962 | 124.548 |
| Outros | 465.206 | 130.147 | 180.498 | 194.138 | 320.776 | 306.152 | 185.711 | 228.450 |
| | 2.457.401 | 3.206.704 | 2.409.581 | 3.132.532 | 2.689.547 | 2.689.899 | 2.661.088 | 2.667.736 |
| MOEDA NACIONAL | | | | | | | | |
| BNDES/Finame | 55.573 | 30.640 | 62.475 | 38.910 | 66.573 | 30.040 | 62.475 | 38.910 |
| Debêntures | 10.356 | 645.622 | | | 18.356 | 645.622 | | |
| Outros | 35.549 | | 34.724 | | 9.641 | 168.355 | 5.149 | 135.885 |
| | 109.478 | 676.262 | 97.199 | 38.910 | 83.570 | 844.817 | 67.624 | 174.795 |
| Total | 2.566.959 | 3.882.966 | 2.506.780 | 3.171.442 | 2.773.117 | 3.534.516 | 2.728.712 | 2.842.531 |

As amortizações do principal de longo prazo apresentam, em 31 de março de 2002, as seguintes composições por ano do vencimento:

| | Controladora | Consolidado |
|---|---|---|
| 2003 | 494.024 | 1.180.337 |
| 2004 | 405.112 | 367.382 |
| 2005 | 765.654 | 807.327 |
| 2006 | 286.040 | 323.007 |
| 2007 a 2024 | 1.808.107 | 850.463 |
| Total | 3.882.966 | 3.534.516 |

Sobre os empréstimos e financiamentos externos e internos contratados incidem juros, cujas taxas anuais apresentam-se em 31 de março de 2002, como segue:

| | Controladora | Consolidado |
|---|---|---|
| até 7% | 2.445.517 | 3.420.203 |
| De 7,1 a 9% | 880.823 | 871.040 |
| De 9,1 a 11% | 2.555.981 | 1.212.009 |
| Acima de 11% | 770.604 | 804.381 |
| Total | 6.449.925 | 6.307.633 |

Composição percentual da dívida total por moeda / indexador de origem :

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 31/03/2002 | 31/12/2001 | 31/03/2002 | 31/12/2001 |
| Dólar norte-americano | 90,85 | 88,99 | 77,48 | 86,87 |
| Iene | 5,01 | 6,38 | 3,66 | 6,50 |
| Taxa de juros de longo prazo | 1,34 | 1,79 | 3,55 | 4,18 |
| CDI | 0,23 | | 8,43 | |
| Cesta de moedas | 1,25 | 1,43 | 1,71 | 1,45 |
| Outras moedas | 3,30 | 1,41 | 2,96 | 1,00 |
| | 100,00 | 100,00 | 100,00 | 100,00 |

A companhia contrata operações de derivativo, conforme nota 15, com o objetivo de minimizar os riscos de oscilações relevantes na paridade de moeda estrangeira.

## 04.01 - NOTAS EXPLICATIVAS

Conforme aprovado na Assembléia Geral Extraordinária e na Reunião do Conselho de Administração, realizadas em 10 de janeiro de 2002 e 20 de fevereiro de 2002, respectivamente,a companhia emitiu 69.000 debêntures, nominativas e não conversíveis, sem garantia nem preferência, com valor nominal de R$10.000, em duas séries. Foram emitidas 54.000 debêntures da 1ª série e 15.000 da 2ª série.O valor nominal unitário está sendo atualizado monetariamente, acrescido da respectiva remuneração calculada "pro rata temporis", sendo a primeira emissão corrigida pela DI acrescida de 2,75% e a segunda emissão pelo IGPM mais juros de 13,25%, desde a data da emissão até a data da efetiva integralização, que será à vista, em moeda corrente, no ato da subscrição. O vencimento está previsto para 01/02/2005 (1ª série) e 01/02/2006 (2ª série), com opção de resgate antecipado(total ou parcial) à opção da emitente.

Em março de 2002, a companhia efetuou recompra de 4.396 debêntures, sendo 2.345 da 1ª série e 2051 da 2ª série.

As garantias concedidas em razão dos empréstimos e financiamentos totalizaram R$ 4.136 milhões em 31 de março de 2002 (R$ 3.977 milhões em 31 de dezembro de 2001), constituindo-se principalmente de bens do imobilizado, avais e fianças. Esse total não considera as garantias concedidas para empresas controladas, conforme mencionado na nota 16.

### 15 . INSTRUMENTOS FINANCEIROS

**Considerações gerais**

O negócio da companhia compreende a produção de aços planos para atender aos mercados interno e externo a extração de minério de ferro, calcário e dolomita para suprir as necessidades da Usina Presidente Vargas. Os principais fatores de risco de mercado que afetam o negócio da companhia podem ser assim enumerados:

**(a) Risco de taxa de câmbio**

Apesar da maior parte das receitas da companhia serem denominadas em reais, em 31 de março de 2002, R$ 5.664.185 da dívida total da companhia eram denominados em moeda estrangeira. Dessa forma, a companhia está exposta ao risco de mudanças nas taxas de câmbio. A companhia administra o risco decorrente das flutuações das taxas de câmbio, que afetam o valor em reais necessários para pagar as obrigações denominadas em moeda estrangeira, utilizando instrumentos financeiros derivativos, principalmente contratos futuros, *swaps*, mercado a termo e contratos de opção com bancos, assim como aplicação de parte substancial de suas disponibilidades em títulos remunerados pela variação cambial.

O objetivo da Administração ao manter esses instrumentos é igualar os ganhos dos investimentos dos recursos de empréstimos às perdas de câmbio relativas à desvalorização do real face ao dólar norte-americano e o iene. Os recursos desses empréstimos foram investidos em aplicações de curto prazo denominadas em reais, que renderam juros à taxa de mercado no Brasil.

**(b) Risco de crédito**

A exposição ao risco de crédito é administrada através da restrição de contrapartes em instrumentos derivativos para instituições financeiras de grande porte com alta qualidade de crédito. Dessa forma, a administração acredita que o risco de não cumprimento pelas contrapartes é insignificante. A companhia não mantém, nem emite, instrumentos financeiros para fins de comércio. A seletividade de seus clientes, assim como a diversificação de sua carteira de recebíveis e acompanhamento dos prazos de financiamento de vendas por segmento de negócio, são procedimentos que a CSN adota de modo a minimizar eventuais problemas de seus parceiros comerciais.

Os valores dos instrumentos financeiros registrados em contas patrimoniais em 31 de março de 2002, cujo valor de mercado difere do valor contábil, estão assim representados:

| | Valor contábil | Valor de mercado |
|---|---|---|
| Investimento e ágio em sociedade controlada em conjunto | 12.933 | 3.136 |
| Empréstimos e financiamentos (curto e longo prazo) | 6.449.925 | 6.371.750 |

Em 31 de março de 2002 a posição consolidada dos contratos de derivativos em aberto era a seguinte:

| | Contrato | | US$ mil | R$ mil |
|---|---|---|---|---|
| | Data | Vencimento | Valor de referência | Ajuste a valor de mercado |
| Swap cambial iene/dólar, CSN | 02/08/2000 | 02/08/2002 | 350.000 | (170.660) |
| Swap cambial dólar/iene - CSN Islands | 02/08/2000 | 02/08/2002 | 350.000 | 170.660 |
| Forward de moedas - iene | Diversas | 05/04/2002 a 09/12/2002 | 32.146 | (7.258) |
| Operações com taxas de câmbio | 07/01/2002 | 02/01/2003 e 03/01/2003 | 613.000 | 5.695 |
| Opções com taxas de juros Cap( Libor semestral) | Diversas | 31/12/2003 a 31/12/2004 | 600.000 | 1.672 |

Os ganhos não foram contabilizados, atendendo ao princípio do conservadorismo. A perda apresentada acima no valor de R$ 7.258 está reconhecida no resultado financeiro do exercício.

### (c) Valor de mercado

Os valores apresentados acima como "ajuste a valor de mercado" foram calculados de acordo com as condições verificadas nos mercados local e internacional em 31 de março de 2002, para transações financeiras com características idênticas, tais como: volume da transação e prazo até vencimento pactuado. São utilizados modelos matemáticos que têm como premissa básica a inexistência de arbitragem entre mercados e ativos financeiros. Por fim, todas as transações realizadas nos mercados não organizados (mercado balcão) são contratadas com Instituições Financeiras, previamente aprovadas pelo Conselho de Administração da companhia.

## 16. AVAIS E FIANÇAS

A companhia possui junto às controladas e controladas em conjunto as seguintes responsabilidades por garantias fiduciárias (avais e/ou fianças):

| | | Em Milhões | | | |
|---|---|---|---|---|---|
| Empresas | Moeda | 31/03/2002 | 31/12/2001 | Vencimento | Condições |
| CSN Overseas | US$ | 670,0 | 670,0 | 02/04/02 a 30/12/03 | Nota promissória / aval referente à operação de commercial papers |
| CSN Panama S.A | US$ | 820,0 | 850,0 | 30/12/03 | Aval para operação financeira de hedge de juros |
| CSN Iron, S.A. | US$ | 79,3 | 79,3 | 01/03/07 | Nota promissória referente operação de eurobonds |
| CSN Islands Corp. | US$ | 700,0 | 700,0 | 02/08/02 | Nota promissória pela contratação de notes e operação financeira de hedge |
| CISA - CSN Indústria de Aços Revestidos S.A | US$ | 28,3 | 23,7 | 13/09/02 e 28/08/07 | Notas promissórias / aval ref. contratos de fin.º de importação |
| CISA - CSN Indústria de Aços Revestidos S.A | R$ | 190,7 | 190,7 | 02/09/02 | Fiança de contrato de financiamento do BNDES |
| CISA - CSN Indústria de Aços Revestidos S.A | EURO | 1,5 | | 28/2/03 | Fiança para financiamento do Eximbank-KFW |
| Companhia Ferroviária do Nordeste - CFN | R$ | 18,5 | | 11/07/02 | Garantia de fiança solidária, junto ao BBV, para capital de giro |
| Sepetiba Tecon S.A | US$ | 38,7 | 39,1 | 15/09/03 e 15/06/03 | Fidejussória do financiamento para aquisição de equipamentos |
| Sepetiba Tecon S.A | R$ | 25,7 | 26,5 | 15/12/11 e 16/01/12 | Fiança para financiamento de 60% das obras civis e instalações |
| Indústria Nacional de Aços Laminados - INAL S.A | R$ | 4,5 | 6,8 | 24/07/02 e 15/04/06 | Fidejussória do financiamento de ativos |
| GalvaSud S.A | R$ | 175,3 | 175,1 | 12/12/12 | Fiança para financiamento de equipamentos importados e nacionais. |

## 17. PASSIVOS CONTINGENTES E DEPÓSITOS JUDICIAIS

A companhia está discutindo nas esferas administrativa e judicial competentes, ações e reclamações de diversas naturezas como demonstrado abaixo:

| | 31/03/2002 | | 31/12/2001 | |
|---|---|---|---|---|
| | Depósitos judiciais | Passivo Contingente | Depósitos judiciais | Passivo Contingente |
| Curto prazo: | | | | |
| Trabalhista | | 16.373 | | 17.086 |
| Cíveis | | 1.169 | | 1.007 |
| Controladora | | 17.542 | | 18.093 |
| Consolidado | | 17.666 | | 18.918 |
| Longo prazo: | | | | |
| Trabalhista | 17.135 | 47.645 | 17.271 | 40.792 |
| Cíveis | 2.984 | 23.763 | 2.984 | 21.823 |
| Fiscais | 119.286 | 270.044 | 129.154 | 242.277 |
| Contribuição social | 93.932 | 93.932 | 93.110 | 93.110 |
| Imposto de renda | 137.460 | 137.460 | 125.271 | 125.271 |
| Outras | | 55.477 | | 38.146 |
| Controladora | 370.797 | 628.921 | 367.790 | 567.421 |
| Consolidado | 375.266 | 648.166 | 371.958 | 581.808 |

O passivo contingente está apresentado na rubrica de Provisões (circulante e exigível a longo prazo) e Tributos a recolher, exceto quanto ao imposto de renda e contribuição social que estão apresentados em linha específica.

**a) Ações Trabalhistas:**

A CSN figurava como ré, até 31 de março de 2002, em 1905 reclamações trabalhistas, sendo provisionado naquela data o valor de R$64.018. Os pleitos das ações, em sua grande maioria, estão relacionados com a responsabilidade subsidiária, equiparação salarial, horas extras e adicionais de insalubridade e periculosidade.

Os pedidos referentes à responsabilidade subsidiária representam grande parte do total das reclamações trabalhistas contra a companhia e são decorrentes do não pagamento pelas empresas contratadas das obrigações com seus empregados, o que resulta na inclusão da CSN no polo passivo das ações para honrar, subsidiariamente, o pagamento de tais obrigações.

As ações mais recentes decorrentes da responsabilidade subsidiária tendem a ser extintas em relação à CSN, em vista dos procedimentos adotados pela companhia para fiscalizar e cobrar o cumprimento dos pagamentos de salários e recolhimentos de encargos sociais, através da criação dos Núcleos de Acompanhamento de Contratos, em operação há aproximadamente 20 meses.

**b) Ações Cíveis:**

Dentre os processos judiciais cíveis em que a companhia é parte, encontram-se, principalmente, ações com pedido de indenização. Tais processos, em geral, são decorrentes de acidentes de trabalho e doenças ocupacionais relacionadas às atividades industriais da companhia. Para essas demandas foi provisionado o valor de aproximadamente R$24.932.

04.01 - NOTAS EXPLICATIVAS

c) Ações Fiscais:

PIS/COFINS – Lei 9.718/99

A CSN questiona a legalidade da Lei 9.718/99, que amplia as bases de cálculos do PIS e da COFINS, incluindo nas mesmas as receitas financeiras da companhia. O montante provisionado em 31 de março de 2002 está em R$ 129.982.

A companhia obteve sentença favorável de 1ª instância e o processo está em reexame obrigatório pelo TRF da 2ª Região. Ainda não houve julgamento da matéria por tribunais superiores, entretanto, os advogados da companhia consideram possíveis as chances de êxito.

CPMF

A companhia questiona a exigência da CPMF desde a promulgação da Emenda Constitucional nº 21/99. O montante provisionado em 31 de março de 2002 está em R$ 81.182.

A sentença de 1ª instância foi favorável e o processo está em julgamento no TRF da 2ª Região. Ressalta-se que a jurisprudência mais recente não vem sendo favorável aos contribuintes.

CIDE – Contribuição para intervenção no domínio econômico

A CSN questiona a validade jurídica da Lei 10.168/00, que institui a cobrança de contribuição de intervenção no domínio econômico sobre as importâncias pagas, creditadas ou remetidas a beneficiários não-residentes no país, a título de royalties ou remuneração sobre contratos de fornecimento, assistência técnica, cessão e licenças de uso de marcas e cessão e licença de exploração de patentes. Existe um depósito judicial no valor de R$17.014.

A companhia aguarda a decisão de 1º instância judicial. Embora ainda não exista uma jurisprudência consolidada, haja vista que os processos sobre a matéria ainda são muito recentes, os advogados da companhia consideram possíveis as chances de êxito.

Salário-educação

A companhia discute a inconstitucionalidade do Salário-educação e a possibilidade de recuperação das parcelas recolhidas no período de 05.01.89 à 16.10.96. O valor provisionado em 31 de março de 2002 está em R$ 21.378.

A sentença de 1ª instância foi desfavorável e o processo se encontra atualmente em julgamento no TRF da 2ª Região. Recentemente, o STF julgou a questão de forma contrária aos contribuintes, fato que reduz as expectativas de êxito neste processo.

SAT - Seguro acidente do trabalho

A companhia entende que deve recolher o SAT à alíquota de 1% em todos os seus estabelecimentos, e não a 3%, como determina a legislação vigente. Os valores estão sendo provisionados e chegam ao montante de R$16.977 em 31 de março de 2002.

## 04.01 - NOTAS EXPLICATIVAS

A sentença de 1ª instância foi desfavorável e o processo se encontra atualmente no TRF da 2ª Região. Embora não exista julgamento da matéria por tribunais superiores, os advogados da companhia consideram possíveis as chances de êxito.

**Outros:**

A companhia possui ainda provisões para diversos processos referentes a ICMS, FGTS LC 110, Drawback e Adicional de frete para renovação da marinha mercante(AFRMM), cujo montante atinge a R$ 4.111.

**Imposto de renda e Contribuição social:**

A companhia pleiteia o reconhecimento dos efeitos financeiro-fiscais relativos ao expurgo inflacionário do IPC de janeiro de 1989, de 51,87% (conforme apuração da base de cálculo do IRPJ/CSL). O depósito judicial sobre a matéria chega a R$ 231.392.

Em primeira instância, o pedido da companhia foi julgado parcialmente procedente, limitando o percentual de janeiro de 1989 a 42,72%, descontando o índice já aplicado de 12,15%. Os possíveis efeitos contábeis da referida ação não foram reconhecidos pela companhia. O processo está em julgamento no TRF da 1ª Região. A jurisprudência majoritária tem sido no sentido de conceder o índice de 42,72% em janeiro de 1989, tal como na sentença de 1ª instância da companhia.

## 04.01 - NOTAS EXPLICATIVAS

### 18. PATRIMÔNIO LÍQUIDO

| | Capital social integralizado | Reservas | Lucros / (prejuízos) acumulados | Total do patrimônio líquido |
|---|---|---|---|---|
| **Saldos em 30/12/2000** | 1.680.947 | 3.628.321 | 436.790 | 5.746.058 |
| Realização da reserva de reavaliação, líquida de imposto de renda e contribuição social | | (110.384) | 110.384 | |
| Diferencial de alíquota CSL | | 37.180 | | 37.180 |
| Lucro líquido do período | | | 296.040 | 296.040 |
| Reservas | | 186.424 | (186.424) | |
| Juros sobre capital próprio deliberados | | | (130.000) | (130.000) |
| Juros sobre capital próprio propostos | | | (90.000) | (90.000) |
| Dividendos deliberados | | (269.275) | (436.790) | (706.065) |
| **Saldos em 31/12/2001** | 1.680.947 | 3.472.266 | | 5.153.213 |
| Realização da reserva de reavaliação, líquida de imposto de renda e contribuição social | | (27.686) | 27.686 | |
| Regularização IRPJ/CSL s/reserva de reavaliação | | 4.384 | | 4.384 |
| Constituição de reserva | | 9.227 | | 9.227 |
| Prejuízo líquido do período | | | (197.412) | (197.412) |
| **Saldos em 31/03/2002** | 1.680.947 | 3.458.191 | (169.726) | 4.969.412 |

**(a) Capital social integralizado**

O capital social em 31 de março de 2002 e em 31 de dezembro de 2001 é composto por 71.729.261 mil ações ordinárias, todas escriturais e sem valor nominal. Cada ação ordinária dá direito a um voto nas deliberações da Assembléia Geral.

**(b) Reserva de reavaliação (controladora)**

Refere-se à reavaliação de bens do ativo imobilizado da companhia aprovada na Assembléia Geral Extraordinária de 31 de março de 1999, que objetivou adequar os montantes do ativo imobilizado à sua realidade econômica e ao seu valor de mercado ou de recuperação. em conformidade com a Deliberação CVM nº 288, de 3 de dezembro de 1998.

Atendendo às disposições contidas na Deliberação CVM nº 273. de 20 de agosto de 1998, foi constituída provisão para contribuição social e para o imposto de renda diferidos. classificada no exigível a longo prazo, sobre o saldo da reserva de reavaliação (exceto terrenos).

A parcela realizada da reserva de reavaliação. líquida de imposto de renda e contribuição social, integra a base de cálculo do dividendo mínimo obrigatório.

**(c) Constituição de reserva**

Conforme mencionado na nota 14, em 2002, a Companhia emitiu 69.000 debêntures. gerando um prêmio no valor de R$ 9.227.

**(d) Composição acionária**

Em 31 de março de 2002, os principais acionistas da CSN são:

| | Em milhares | |
|---|---|---|
| | Quantidade de Ações | |
| | Ordinárias | % |
| Vicunha Siderurgia | 33.337.091 | 46,46 |
| Fundação Vale do Rio Doce de Seguridade Social | 7.410.457 | 10,33 |
| ADR | 6.286.396 | 8,76 |
| Caixa Beneficente dos Empregados da CSN - CBS | 2.604.922 | 3,63 |
| Clube de Investimento CSN | 1.592.611 | 2,22 |
| Outros | 20.497.784 | 28,58 |
| Ações em circulação | 71.729.261 | 100,00 |

## 19. RECEITA LÍQUIDA E CUSTOS DOS PRODUTOS VENDIDOS

| VENDAS POR PRODUTO: | 31/03/2002 | | | 31/03/2001 | | |
|---|---|---|---|---|---|---|
| | Toneladas | Milhares de reais | | Toneladas | Milhares de reais | |
| | (mil) | Receita liquida | CPV | (mil) | Receita líquida | CPV |
| **Mercado interno :** | 866 | 716.602 | 413.649 | 855 | 681.622 | 388.217 |
| Planos a quente | 336 | 206.266 | 125.447 | 312 | 172.606 | 102.465 |
| Planos a frio | 207 | 153.021 | 92.664 | 180 | 126.174 | 76.997 |
| Zincadas | 155 | 171.892 | 89.953 | 194 | 197.826 | 103.920 |
| Metálicas | 155 | 182.144 | 102.293 | 169 | 185.016 | 104.835 |
| Placas | 11 | 3.279 | 3.092 | | | |
| **Mercado externo :** | 330 | 164.544 | 128.161 | 163 | 113.365 | 82.940 |
| Planos a quente | 57 | 23.826 | 20.705 | 52 | 20.877 | 16.810 |
| Planos a frio | 4 | 2.022 | 1.827 | 12 | 6.162 | 4.946 |
| Zincadas | 6 | 4.166 | 3.479 | 5 | 5.212 | 2.772 |
| Metálicas | 72 | 69.993 | 47.701 | 94 | 81.114 | 58.413 |
| Placas | 191 | 64.537 | 54.449 | | | |
| **Produtos de aço** | 1.196 | 881.146 | 541.810 | 1.018 | 794.987 | 471.157 |
| **Outras vendas** | | 50.275 | 35.916 | | 43.057 | 25.899 |
| **Controladora** | 1.196 | 931.421 | 577.726 | 1.018 | 838.044 | 497.056 |
| **Consolidado** | 1.239 | 1.042.812 | 650.407 | 1.094 | 938.377 | 565.161 |

## 20 – RECEITAS E LUCROS CONSOLIDADOS POR SEGMENTO DE NEGÓCIO

As informações por segmento de negócio são derivadas de registros contábeis mantidos de acordo com a Lei das Sociedades por Ações.

A divulgação segmentada seguiu o conceito do IAS14 (norma internacional), conforme sugerido pela CVM, proporcionando a avaliação do desempenho das diversas áreas de negócios geridas pela empresa.

Desde novembro de 2000, quando houve a criação da diretoria executiva comercial, a companhia está assim estruturada: presidência e cinco diretorias executivas – operações, comercial, centro corporativo, infra-estrutura e novos negócios.

## 04.01 - NOTAS EXPLICATIVAS

O presidente da companhia é responsável pelo planejamento estratégico, Assessoria da Presidência e Assessoria de imprensa. O diretor-executivo do Centro Corporativo é responsável pela administração financeira, controladoria e tecnologia da informação, assuntos legais, relações com investidores, recursos humanos, comunicação corporativa Fundação CSN e CBS – Fundo de pensão da CSN. O diretor-executivo de operações é responsável pela fabricação do aço e de produtos de aço da CSN. O diretor-executivo Comercial é responsável pela venda, marketing e comercialização dos produtos de aço da CSN. O diretor-executivo de Energia e Infra-estrutura é responsável pelas minas, investimentos em logística (ferrovias e portos), administração de imóveis próprios, geração e distribuição de energia. O diretor-executivo de Novos Negócios é responsável por projetos, novos e os em andamento.

| | 2002 | | | | |
|---|---|---|---|---|---|
| | Siderurgia e Serviços | Centro Corporativo | Energia e Infra-estrutura | Eliminações | Consolidado |
| **Receita líquida de vendas** | | | | | |
| Intercompanhia | 210.359 | | | (210.359) | |
| Terceiros | 991.357 | | 51.255 | | 1.042.612 |
| | 1.201.716 | | 51.255 | (210.359) | 1.042.612 |
| **Custo dos produtos e serviços vendidos** | (823.326) | | (34.065) | 206.904 | (650.487) |
| **Lucro bruto** | 378.390 | | 17.190 | (3.455) | 392.125 |
| **Receitas e Despesas operacionais** | | | | | |
| Despesas com vendas | (73.359) | | (66) | | (73.425) |
| Despesas administrativas | | (66.809) | | | (66.809) |
| Outras receitas (despesas) operacionais | (44.035) | (790) | (190) | | (45.015) |
| | (117.394) | (67.599) | (256) | | (185.249) |
| Resultado financeiro líquido | | (381.735) | | 1.473 | (380.262) |
| Variações monetárias e cambiais líquidas | | (108.886) | | 27 | (108.859) |
| Resultado de participações societárias | 13.758 | 18.645 | 6.358 | (45.661) | (6.900) |
| **Lucro(prejuízo) operacional** | 274.754 | (539.575) | 23.292 | (47.616) | (289.145) |
| Despesas não operacionais | (3.565) | | | | (3.565) |
| **Lucro(prejuízo) antes do imposto de renda e da contribuição social** | 271.169 | (539.575) | 23.292 | (47.616) | (292.710) |
| Imposto de renda e contribuição social | (81.809) | 183.456 | (7.920) | 1.176 | 94.803 |
| **Lucro(prejuízo) líquido** | 189.360 | (356.119) | 15.372 | (46.440) | (197.807) |

Disputas entre agentes do setor elétrico, agravadas pela escassez de oferta de energia elétrica durante o racionamento, impediram a liquidação financeira das operações realizadas no âmbito do Mercado Atacadista de Energia (MAE). Tais disputas foram solucionadas pelo Acordo Geral firmado entre agentes do setor elétrico, com intervenção direta do Governo Federal.

A receita líquida de vendas reconhecida pelo segmento de energia através da CSN Energia S.A., foi no montante de R$ 48.548, dos quais R$ 31.538, corresponde ao volume de energia comercializada pelo MAE, valorizada segundo a melhor estimativa.

## 21 – RESULTADO FINANCEIRO E VARIAÇÕES MONETÁRIAS E CAMBIAIS LÍQUIDAS

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 31/03/2002 | 31/03/2001 | 31/03/2002 | 31/03/2001 |
| **Despesas financeiras:** | | | | |
| Empréstimos e financiamentos - moeda estrangeira | (42.821) | (42.691) | (66.377) | (99.892) |
| Empréstimos e financiamentos - moeda nacional | (13.373) | (20.413) | (14.984) | (20.413) |
| Com controladas | (63.573) | (66.874) | | |
| Outras despesas financeiras | (38.891) | (43.020) | (58.932) | (58.670) |
| | (158.658) | (172.998) | (140.293) | (178.975) |
| **Receitas financeiras:** | | | | |
| Com controladas | 6.182 | 333 | | |
| Rendimento(perda) sobre aplicações financeiras líquidas de provisões para perdas | (103.261) | 90.658 | (98.177) | 94.637 |
| Amortização variação cambial Delib. CVM 404/01 e 409/01 | (222.376) | | (222.376) | |
| Outros rendimentos | 77.732 | 36.747 | 80.584 | 52.582 |
| | (239.723) | 127.738 | (239.969) | 147.219 |
| **Resultado financeiro líquido** | (398.381) | (45.260) | (380.262) | (31.756) |
| **Variações monetárias e cambiais ativas:** | | | | |
| Com controladas | 1.617 | 52.031 | (541) | 44.778 |
| Sobre aplicação financeira/clientes/mútuo | 62 | 7.646 | (8.217) | 7.646 |
| Outras | 439 | (1.236) | 10.521 | 592 |
| | 2.118 | 58.441 | 1.763 | 53.016 |
| **Variações monetárias e cambiais passivas:** | | | | |
| Sobre financiamento | (79) | (435.406) | (568) | (376.790) |
| Amortização da variação cambial diferida | (106.890) | (32.282) | (107.557) | (32.282) |
| Outras | (1.757) | (89.966) | (2.497) | (112.098) |
| | (108.726) | (557.654) | (110.622) | (521.170) |
| **Variações monetárias e cambiais líquidas** | (106.608) | (499.213) | (108.859) | (468.154) |

## 22 - RECEITAS (DESPESAS) NÃO OPERACIONAIS

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 31/03/2002 | 31/03/2001 | 31/03/2002 | 31/03/2001 |
| Ganho líquido na alienação de participações societárias | 1.492 | (1) | 1.492 | (1) |
| Perda líquida na baixa de bens | (876) | | (878) | |
| Reversão de provisão para perdas prováveis na baixa de bens e direitos | | 650 | | 650 |
| Constituição de provisão para perdas prováveis na baixa de bens e direitos | (4.200) | | (4.200) | |
| Outras | 38 | 254 | 19 | 254 |
| | (3.546) | 903 | (3.565) | 903 |

## 23 –VALOR ADICIONADO (CONTROLADORA)

| | R$ Milhões | |
|---|---|---|
| | 31/03/2002 | 31/03/2001 |
| **Receitas** | | |
| Venda de mercadoria, produtos e serviços | 1.114 | 1.019 |
| Provisão para devedores duvidosos | (1) | 2 |
| Resultado não operacional | (4) | 1 |
| | 1.109 | 1.022 |
| **Insumos adquiridos de terceiros** | | |
| Matéria prima consumida | (222) | (209) |
| Custo dos produtos e serviços | (165) | (145) |
| Materiais, energia, serviços de terceiros e outros | (121) | (72) |
| | (508) | (420) |
| **Valor adicionado bruto** | 601 | 602 |
| **Retenções** | | |
| Depreciação, amortização e exaustão | (132) | (99) |
| **Valor adicionado líquido produzido** | 469 | 503 |
| **Valor adicionado recebido em transferência** | | |
| Resultado de participação societária | 13 | 28 |
| Receita Financeira | (238) | 186 |
| | (225) | 214 |
| **Valor adicionado total a distribuir** | 244 | 717 |
| **DISTRIBUIÇÃO DO VALOR ADICIONADO** | | |
| Pessoal e encargos | 82 | 95 |
| Impostos, taxas e contribuições | 104 | 106 |
| Juros e variação cambial | 255 | 710 |
| Lucros retidos / prejuízos do exercício | (197) | (194) |

A demonstração divulgada em 31 de março de 2001 foi adequada para fins de comparabilidade, tendo em vista os novos critérios de apuração definidos pelo Ofício Circular CVM/SCN/SEP/número 01/00.

## 24. DEMONSTRAÇÃO DO EBITDA

O EBITDA (lucro bruto menos despesas de vendas, gerais e administrativas mais depreciação e exaustão) está demonstrado a seguir:

| | Controladora R$ Milhões | | Consolidado R$ Milhões | |
|---|---|---|---|---|
| | 31/03/2002 | 31/03/2001 | 31/03/2002 | 31/03/2001 |
| Receita líquida | 931 | 838 | 1.042 | 938 |
| Custo dos produtos vendidos (CPV) | (578) | (497) | (650) | (565) |
| Lucro bruto | 353 | 341 | 392 | 373 |
| Despesas operacionais (vendas, gerais e administrativas) | (109) | (95) | (140) | (116) |
| Depreciação ( CPV e despesas operacionais) | 132 | 99 | 138 | 100 |
| EBITDA | 376 | 345 | 390 | 357 |
| EBITDA-MARGEM % | 40,4 | 41,2% | 37,4 | 38,0 |

## 25. FUNDO DE PENSÃO

### (a) Administração do Plano de Previdência Privada

A companhia é a principal patrocinadora da Caixa Beneficente dos Empregados da CSN - CBS, sociedade civil sem fins lucrativos constituída em julho de 1960, cujo principal objetivo é o pagamento de benefícios complementares aos da previdência oficial. A CBS congrega empregados da CSN e de empresas a ela vinculadas direta ou indiretamente, na medida em que firmem convênio de adesão e da própria CBS.

A CBS possui três planos de benefícios, sendo dois Planos de Benefício Definido (Plano de 35% da Média Salarial e Plano de Suplementação da Média Salarial) e um plano misto de Contribuição Definida para Aposentadorias e de Benefícios Definidos para os de Risco (Plano Misto de Benefício Suplementar),aprovado pela Secretaria de Previdência Complementar em 27 de dezembro de 1995.

Em 31 de março, os planos apresentavam a seguinte composição:

| | 31/03/2002 | 31/12/2001 |
|---|---|---|
| Associados: | 19.631 | 19.674 |
| Em Atividade | 7.857 | 7.829 |
| Aposentado | 11.774 | 11.845 |
| Distribuição dos associados por plano de benefício: | | |
| Plano de 35% da média salarial | 6.441 | 6.505 |
| Ativos | 79 | 80 |
| Assistidos | 6.362 | 6.425 |
| Plano de suplementação da média salarial | 5.791 | 5.816 |
| Ativos | 612 | 617 |
| Assistidos | 5.179 | 5.199 |
| Plano misto de benefício suplementar | 7.399 | 7.353 |
| Ativos | 7.166 | 7.132 |
| Assistidos | 233 | 221 |
| Beneficiários vinculados: | 5.315 | 5.260 |
| Plano de 35% da média salarial | 4.225 | 4.205 |
| Plano de suplementação da média salarial | 1.060 | 1.025 |
| Plano misto de benefício suplementar | 30 | 30 |
| Total de participantes (Associados/beneficiários): | 24.946 | 24.934 |

A Entidade possuía quatro autos de infração lavrados pela Secretaria da Receita Federal, sendo três lavrados em 1991 e um em 1996. No dia 14 de setembro de 2000, a Câmara Superior de Recursos Fiscais, órgão de última instância administrativa do Ministério da Fazenda, acolheu o recurso da CBS, julgando insubsistente os três autos de infração lavrados pela Secretaria da Receita Federal em 1991. O auto de infração lavrado em 1996, objetivando a cobrança de Imposto de Renda Retido na Fonte, Imposto de Renda Pessoa Jurídica e Contribuição Social sobre o Lucro, cujo valor em 31 de março de 2002 era de R$53 milhões, estando incluídos neste valor os juros e a multa, já obteve julgamento de 1ª Instância Administrativa no sentido de acolher impugnação apresentada pela CBS, desconstituindo os lançamentos realizados pela fiscalização, sendo que a Primeira Câmara do Primeiro Conselho de Contribuintes do Ministério da Fazenda negou provimento ao recurso de ofício, razão pela qual o mesmo também se tornou insubsistente.

## 04.01 - NOTAS EXPLICATIVAS

Ambos os processos (Autos de Infração de 1991 e de 1996) estão aguardando a emissão do acórdão para sua conclusão.

**Regime Especial de Tributação**

Com publicação da Medida provisória nº 2222 de 04 de setembro de 2001, a CBS optou, no dia 21 de dezembro de 2001, por aderir ao Regime Especial de Tributação beneficiando-se de R$ 22,6 milhões referente a anistia da atualização dos tributos.
Os valores provisionados até 30 de agosto de 2001, estão sendo recolhidos em 06 parcelas a partir de janeiro de 2002, conforme permitido pela legislação.

**(b) Balanço Patrimonial**

Os balanços patrimoniais da CBS, podem ser sumariados como segue:

| | 31/03/2002 | 31/12/2001 |
|---|---|---|
| Ativo | 698.498 | 097.687 |
| Passivo exigível | 75.008 | 96.708 |
| Exigível atuarial | 623.490 | 600.981 |
| Representada por: | | |
| Provisões matemáticas | | |
| De benefícios a conceder | 327.584 | 311.245 |
| De benefícios concedidos | 790.552 | 765.822 |
| Provisão para ajuste no plano | 1.735 | |
| Superavit (defict) técnico acumulado | | |
| Provisões matemáticas a constituir | (502.381) | (476.086) |
| TOTAL | 623.490 | 600.981 |

Em 25 de janeiro de 1996, foi aprovada pela Secretaria de Previdência Complementar – SPC a proposta de equacionamento da insuficiência de reservas. Considerando o conceito de solidariedade entre participantes e patrocinadoras, essa insuficiência foi equacionada a partir de janeiro de 1996, na proporção de 42,5% em 35 anos, pelos participantes. e de 57,5% em 30 anos, pelas patrocinadoras, através de percentuais crescentes aplicados sobre a folha de pagamento de salário. Esse equacionamento, será objeto de revisão até junho de 2002, conforme compromisso assumido pela CBS e CSN, com a Secretaria de Previdência Complementar. Visando adotar medidas para sustentar o equilíbrio dos seus planos de benefício, inclusive no tocante aos prazos de amortização das reservas, em conformidade com as condições verificadas em processo de reavaliação atuarial.

**(c) Passivo Atuarial**

Com o advento da Deliberação CVM nº 371 de 13 de dezembro de 2000, aprovando a NPC 26 do IBRACON – "Contabilização de Benefícios a Empregados" que instituiu novas práticas contábeis de apuração e divulgação, a Administração da companhia, em conjunto com seus atuários externos, apuraram os efeitos decorrentes dessa nova prática, os quais apresentamos:

**I - Descrição das características dos planos**

A CBS possui três planos de benefícios:

- **Plano de 35% da média salarial**

  Trata-se de um plano de benefício definido (BD) iniciado em 01/02/1966, e tem por objetivo pagar aposentadorias (tempo de serviços, especial, invalidez ou velhice) de forma vitalícia, equivalente a 35% da média dos 12 últimos salários do participante. O plano também garante o pagamento de auxílio doença ao participante licenciado pela Previdência Oficial. Garante, ainda, o pagamento de auxílio morte e pensão. Os participantes (ativos e aposentados) e as patrocinadoras realizam 13 contribuições por ano, sendo igual ao número de benefícios pagos por ano. Este plano está em extinção, tendo sido desativado em 31/10/1977, quando entrou em vigor novo plano de benefício.

- **Plano de suplementação da média salarial**

  Este plano teve início em 01/11/1977, sendo um plano de benefício definido (BD). Tem por objetivo complementar a diferença entre a média dos 12 últimos salários e o benefício da Previdência Oficial, para as aposentadorias, também de forma vitalícia. Assim como no plano de 35%, há a cobertura dos benefícios de auxílio doença, pecúlio por morte e pensão. São realizadas 13 contribuições e pagos o mesmo número de benefícios por ano. Desativado em 26/12/1995, com a criação do plano misto de benefício suplementar.

- **Plano misto de benefício suplementar**

  Este plano teve início em 27/12/1995. É um plano misto, sendo de contribuição definida (CD), em relação a aposentadoria e de benefício definido (BD), em relação aos benefícios de risco ( pensão, em atividade, invalidez e auxílio doença). Neste plano o benefício de aposentadoria é calculado com base no que foi acumulado pelas contribuições dos participantes e das patrocinadoras, em n.º de 13 ao ano. Após concedida a aposentadoria, o plano passa a ter a característica de um plano BD e são pagos, por ano, 13 benefícios .

**II - A política contábil adotada para o reconhecimento dos ganhos e perdas atuariais**

Os ganhos e perdas atuariais compreendem as diferenças entre as premissas atuariais e o que ocorreu efetivamente, baseado na experiência.

A parcela dos ganhos ou perdas atuariais a ser reconhecida, como receita ou despesa, em um plano de benefício definido, é o valor dos ganhos e perdas não reconhecidos que exceder, em cada período, ao maior dos seguintes limites:

**(a)** 10% do valor presente da obrigação atuarial total do benefício definido; e

**(b)** 10% do valor justo dos ativos do plano.

A parcela acima será amortizada anualmente dividindo-se o seu montante pelo tempo médio remanescente de trabalho estimado para os empregados participantes do plano.

### III – Reconhecimento do Passivo Atuarial

A Administração da companhia decidiu reconhecer os ajustes do passivo atuarial no resultado pelo período de cinco anos, a partir de 1º de janeiro de 2002, sendo apropriado no 1º trimestre de 2002, o montante de R$ 13.609, conforme estabelecido nos parágrafo 83 e 84 da NPC 26 do IBRACON e Deliberação CVM 371/2000.

### IV - Principais premissas atuariais adotadas no cálculo do passivo atuarial

| | |
|---|---|
| Taxa para desconto da obrigação atuarial | 15,5% p.a (10% real e 5% inflação) |
| Taxa de rendimento esperado sobre ativos do plano | 15,5% p.a.(10% real e 5% inflação) |
| Índice de aumento salarial estimado | INPC + 1% |
| Índice de aumento de benefícios estimado | INPC + 0% |
| Tábua biométrica de mortalidade geral | UP84 com 3 anos de agravamento |
| Tábua biométrica de entrada em invalidez | Tábua Mercer de entrada em invalidez |
| Taxa de rotatividade esperada | 1% ao ano |
| Probabilidade de ingresso em aposentadoria | Na primeira elegibilidade a um benefício pelo plano |
| Tábua biométrica de mortalidade de inválidos | IAPB - 57 |

A CSN não tem obrigação sobre outros benefícios pós empregos.

## 26- INTERNACIONALIZAÇÃO DOS NEGÓCIOS

Em consonância com a estratégia de desenvolvimento internacional dos negócios da CSN, em 19 de junho de 2001, a CSN obteve o direito de adquirir certos ativos, no valor de aproximadamente US$ 50 milhões que pertenciam à siderúrgica Heartland Steel Inc., empresa em Chapter #11 (situação equivalente, pela legislação brasileira, à Concordata), localizada em Terre Haute, estado de Indiana, EUA.

Em 16 de julho de 2001, a CSN cedeu esse direito à sociedade de responsabilidade limitada LLC ("LLC"), constituída de acordo com as leis do estado de Delaware, empresa controlada pela Tangua Incorporated, entidade não relacionada. A LLC adquiriu os ativos acima mencionados pelo valor equivalente a US$55 milhões e assumiu certos passivos no montante equivalente a US$19 milhões.

A CSN deverá adquirir as quotas da LLC no prazo de dois anos, contados de julho de 2001, como parte de um put and call agreement assinado pela CSN e o Agente Administrativo do Credit Agreement, relacionado a um empréstimo tomado pela Tangua. O montante do principal do referido empréstimo, assinado em julho de 2001 é US$175 milhões, sujeito a Libor acrescida à taxa de juros de 1.875% a.a. O preço para exercer direito da CSN no put and call agreement consiste no saldo do empréstimo (incluindo os juros provisionados) na data da aquisição.

## 05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

### Principais Destaques

- As vendas no 1° trimestre de 2002 chegaram a 1.196 mil toneladas de produtos acabados e placas, volume 17% maior que as 1.018 mil toneladas vendidas em 2001. Este volume inclui 191 mil toneladas de placas vendidas no mercado externo, o que correspondeu a 16% do volume total vendido. A receita líquida cresceu 11%, alcançando R$931,4 milhões.
- O EBITDA (lucro bruto menos despesas de vendas, gerais e administrativas, mais depreciação e exaustão) alcançou R$376,4 milhões, com crescimento de 9%, o mesmo apresentado pelo EBITDA consolidado, que foi de R$390,4 milhões.
- Apesar do excelente desempenho operacional, a CSN registrou, no 1° trimestre do ano, um prejuízo líquido de R$197,4 milhões (R$2,75 por lote de mil ações). 2% superior ao prejuízo líquido de R$194 milhões (R$2,70 por lote de mil ações) no 1° trimestre de 2001. Ambos os períodos foram afetados negativamente pelo impacto cambial - em 2001 houve desvalorização do real de 10,5% e em 2002 a amortização do diferimento cambial de 2001, líquida de impostos, piorou o resultado em R$198 milhões. No consolidado, a CSN registrou um prejuízo líquido de R$197,8 milhões, 1% acima do registrado em 2001.

### Produção e Custo de Produção

No 1° trimestre, o volume de produção manteve-se no mesmo nível do trimestre anterior. Em relação ao mesmo período de 2001. a produção de aço bruto foi 3% maior, atingindo 1,3 milhão de toneladas, enquanto a produção de laminados ficou praticamente em linha, totalizando 1,1 milhão de toneladas (produções medidas na saída do lingotamento contínuo, para aço bruto, e na saída do laminador de tiras a quente, para laminados, o que difere da entrada em estoque em função das perdas naturais do processo).

O custo de produção em 2002, cujo unitário foi 2% maior, foi impactado principalmente pela alta de preços do carvão, quando da renovação contratual anual em julho de 2001 e pela maior cotação do dólar. O impacto no preço médio de carvão foi de 45%, em reais, sendo que a diferença de taxa média do dólar entre os períodos foi de 18%.

Apesar do aumento nos custos com carvão, a participação das matérias-primas sobre o custo total manteve-se em 39%, uma vez que o consumo de sucata e coque adquiridos foi menor. Além disso, principalmente pela entrada em operação de dois grandes projetos, as reformas do Alto Forno # 3 e Laminador de Tiras a Quente # 2, o valor da depreciação de 2002 está maior em R$19 milhões.

### Vendas

O volume de vendas de laminados e placas alcançou 1.196 mil toneladas, um acréscimo de 17%. Este resultado inclui a exportação de 191 mil toneladas de placas.

O mercado doméstico representou 72% do total vendido, em comparação aos 84% em 2001.

O fornecimento de produtos galvanizados e folhas metálicas, de maior valor agregado representaram 33% do volume total vendido no trimestre, em comparação aos 45% registrados no mesmo período do ano passado. Desconsiderando-se a exportação de placas, que correspondeu a 16% do mix de vendas em 2002, a proporção de revestidos atinge 39%.

O volume de vendas consolidado em 2002 atingiu 1.239 mil toneladas, comparadas às 1.054 mil toneladas de 2001. A variação de 43 mil toneladas em relação à Controladora deve-se

## 05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

basicamente à realização de estoque nas controladas Inal e CISA. A participação de revestidos ficou em 36% em 2002, 3 p. p. acima da controladora. Este aumento deve-se ao processamento e venda de zincados pela controlada GalvaSud, a partir de laminados a frio adquiridos, em sua maioria, da CSN.

### Resultados Operacionais

- **Receita Líquida, Custo dos Produtos Vendidos e Margem Bruta**

A receita líquida cresceu 11% e atingiu R$931 milhões. A participação doméstica foi de 82% contra 86% em 2001. O aumento de 17% no volume vendido e de 4% nos preços médios obtidos no mercado doméstico responderam pelo acréscimo na receita. Já o preço médio obtido no mercado externo foi 28% menor, devido à maior participação de placas. A receita líquida consolidada atingiu R$1,0 bilhão, o que correspondeu a um aumento de 11%. O comportamento das vendas da controladora explicam esta variação. A diferença entre controladora e consolidado pode ser explicada pelas receitas com a venda de excedente de energia elétrica, através da controlada CSN Energia, no valor de R$49 milhões.

Neste 1° trimestre, o custo dos produtos vendidos (CPV) cresceu 16%, totalizando R$578 milhões. Influenciaram este resultado o aumento do volume vendido e dos custos de matérias-primas importadas e referenciadas em dólar, devido, principalmente, à maior taxa média do dólar em 2002, que ficou 18% superior à de 2001. Esta diferença correspondeu a um impacto negativo de R$23,5 milhões. Também contribuiu para este aumento a maior depreciação do período, já citada acima. O CPV consolidado foi de R$650 milhões, tendo aumentado em 15%.

A margem bruta, que alcançou 38,0% em 2002 em comparação aos 40,7% em 2001, foi afetada principalmente pela menor participação de revestidos e pelo maior nível de exportação. A margem bruta consolidada ficou em linha com a da controladora e foi de 37,6%.

- **Despesas de Vendas, Gerais e Administrativas**

Em 2002, as despesas de vendas, gerais e administrativas sem depreciação aumentaram 17%, alcançando R$100,9 milhões. Esta variação se justifica pelo maior volume exportado, que fez aumentar as despesas com distribuição (fretes e seguros). A mudança de alocação da provisão para participação nos lucros e resultados (PLR) em 2002, no montante de R$10,8 milhões, também contribuiu para este acréscimo, visto que em 2001 - esta provisão estava incluída em outras receitas/despesas operacionais.

- **EBITDA**

O EBITDA no trimestre apresentou um acréscimo de 9%, tendo alcançado R$376 milhões. A margem de EBITDA (EBITDA/Receita líquida) ficou em 40,4%, contra 41,2% em 2001, mantendo-se como uma das mais altas da siderurgia mundial. O EBITDA consolidado também cresceu 9% e foi de R$390 milhões, com margem de 37,4% sobre a receita líquida. As vendas de energia, que no ano de 2001 geraram margem de EBITDA de 78%, tiveram margem de 36% no 1° trimestre de 2002, o que contribuiu para a queda da margem consolidada. A redução da margem com as vendas de energia refletem a queda dos preços no mercado atacadista de energia, a partir do fim do racionamento.

## 05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

- **Outras receitas /despesas operacionais**

No ano, a Companhia registrou uma despesa líquida de R$48 milhões, com aumento de R$19 milhões. A variação deve-se principalmente à provisão para reconhecimento de déficit atuarial da CBS, conforme divulgado no trimestre anterior.

- **Resultado Financeiro Líquido**

O resultado financeiro líquido (receita financeira menos despesa financeira e variação monetária/cambial líquida) foi de R$505 milhões negativos, menor em R$39 milhões que os R$544 milhões negativos registrados em 2001. Esta variação é explicada pela menor variação cambial em 2002 (ver tabela Taxas de Câmbio), compensada, em grande parte, pela amortização do diferimento cambial de 2001, no valor de R$300 milhões, sendo R$222 milhões em receita financeira. Com a emissão de debêntures no mercado local, o custo médio de carregamento da dívida bruta consolidada baixou de 7,4% ao ano para 7% ao ano, em dólares.

**Impacto Cambial Diferido:** Em relação ao diferimento cambial de 2001, a Companhia amortizou neste 1° trimestre de 2002 um total de R$300 milhões, restando um saldo de R$445 milhões a ser amortizado até 2004. Em relação ao diferimento resultante da desvalorização cambial ocorrida no 1° trimestre de 1999, a Companhia amortizou R$29 milhões neste mesmo período, ficando um saldo a amortizar até o fim do ano de R$78 milhões.

- **Resultado de Equivalência Patrimonial**

O resultado de equivalência patrimonial foi positivo em R$14 milhões em 2002. A queda de R$14 milhões deve-se principalmente ao maior ganho registrado em 2001 pela atualização dos saldos em reais das companhias *offshore*, com patrimônio em dólares.

- **Imposto de Renda e Contribuição Social Sobre o Lucro**

A CSN registrou um total de R$101 milhões de crédito de imposto de renda e contribuição social sobre o lucro, no 1° trimestre de 2002, o que representou uma variação negativa de R$3 milhões. A razão desta variação está relacionada ao menor lucro tributável em 2001.

- **Resultado Líquido**

O prejuízo líquido da Controladora foi de R$197 milhões (R$2,75 por lote de mil ações). O consolidado apresentou o mesmo nível de resultado, com prejuízo líquido de R$198 milhões.

### Dívida Líquida Consolidada

A dívida bruta consolidada da CSN em 31 de março de 2002 era de US$2,72 bilhões, US$0,32 bilhão maior que a posição em 31 de dezembro de 2001. A posição de caixa em 31 de março de 2002 era de US$0,64 bilhão, US$0,35 bilhão maior que ao final de 2001. A entrada de recursos relativa à emissão de debêntures no mercado local foi responsável por estes aumentos. Assim, a dívida líquida consolidada alcançou US$2,08 bilhões em 31 de março de 2002, tendo sido reduzida em US$35 milhões, devido à geração de caixa da Companhia.

### Investimentos

Em 2002, o total investido foi R$131 milhões menor e alcançou R$40 milhões, sendo R$10 milhões em projetos relativos à conservação do meio ambiente e R$30 milhões em outros projetos ligados à manutenção da excelência operacional e tecnológica da Usina Presidente Vargas.

## 05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

### Eventos Recentes

- Em reação às medidas protecionistas americanas, a União Européia, em março de 2002, anunciou tarifas adicionais para importação de folhas metálicas. Foi definida, para os próximos 6 meses, uma cota em torno de 309 mil toneladas/ano, com base em um acréscimo de 10% à média de importações de 1999 a 2001. Acima desta cota, incidirá tarifa de importação de 17,1%. Não haverá divisão pelos países, mas a UE monitorará as importações de modo a não prejudicar fornecedores com os quais já possuem relacionamentos estabelecidos, como é o caso do Brasil. A CSN, que exportou 29 mil toneladas deste produto para a UE no 1° trimestre de 2002, acredita que poderá manter seus volumes de exportação para estes países, dado o relacionamento de longo prazo que mantém com seus clientes na Europa.
- Em 30 de abril deste ano, após apreciação do pedido de renúncia de Maria Silvia Bastos Marques ao cargo de Diretor-Presidente, o Conselho de Administração elegeu por unanimidade Benjamin Steinbruch, atual Presidente do Conselho de Administração, para acumular interinamente a função de Diretor-Presidente da CSN.

Companhia Siderúrgica Nacional, localizada no Estado do Rio de Janeiro, Brasil, é um complexo siderúrgico composto por investimentos em infra-estrutura e logística que combina minas próprias, usina integrada, centros de serviços, ferrovias e portos em suas operações, com uma capacidade anual de producão de 5.400.000 toneladas de aço bruto e receita bruta de R$4 bilhões em 2001. CSN é a única produtora de folhas de flandres no Brasil e uma das cinco maiores produtoras no mundo.

*Algumas das afirmações aqui contidas, incluindo, mas não limitadas àquelas relativas à expectativa de futura performance da Companhia, inclusive financeira,e à expectativa de impacto decorrente de protecionismo mundial, se baseiam nas hipóteses e perspectivas atuais da administração da Companhia e envolvem riscos conhecidos e desconhecidos e incertezas que poderiam ocasionar variações materiais entre os resultados, performance e eventos efetivos e aqueles mencionados ou implícitos em tais afirmações. Alguns exemplos de tais riscos incluem mas não estão limitados a: condições gerais e econômicas no Brasil e outros países; níveis da taxa de juros e de câmbio, medidas protecionistas nos EUA, Brasil e outros países e mudanças em leis e regulamentos e fatores competitivos gerais (em base global, regional ou nacional).*

## 05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

**VOLUME DE VENDAS**
**Em mil toneladas**

| | 1° Tri 2002 | 4° Tri 2001 | 1° Tri 2001 |
|---|---|---|---|
| **MERCADO INTERNO** | **867** | **809** | **855** |
| Laminados a Quente | 338 | 286 | 312 |
| Laminados a Frio | 207 | 190 | 180 |
| Galvanizados | 155 | 157 | 194 |
| Folhas Metálicas | 156 | 168 | 169 |
| Placas | 11 | 8 | - |
| **MERCADO EXTERNO** | **329** | **329** | **163** |
| Laminados a Quente | 57 | 49 | 52 |
| Laminados a Frio | 4 | 3 | 12 |
| Galvanizados | 5 | 8 | 5 |
| Folhas Metálicas | 72 | 57 | 94 |
| Placas | 191 | 212 | - |
| **MERCADO TOTAL** | **1.196** | **1.138** | **1.018** |
| Laminados a Quente | 395 | 335 | 364 |
| Laminados a Frio | 211 | 193 | 192 |
| Galvanizados | 160 | 165 | 199 |
| Folhas Metálicas | 228 | 225 | 263 |
| Placas | 202 | 220 | - |

| Taxas de Câmbio (R$/US$) | | | | | | |
|---|---|---|---|---|---|---|
| | 4° tri 2000 | 1° tri 2001 | 2° tri 2001 | 3° tri 2001 | 4° tri 2001 | 1° tri 2002 |
| tx fim | 1,9554 | 2,1616 | 2,3049 | 2,6713 | 2,3204 | 2,3236 |
| Variação (%) | 6,1 | 10,5 | 6,6 | 15,9 | (13,1) | 0,1 |

## 05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

### RECEITA LÍQUIDA UNITÁRIA
**Em R$/t**

| | 1º Tri 2002 | 4º Tri 2001 | 1º Tri 2001 |
|---|---|---|---|
| **MERCADO INTERNO** | **827** | **836** | **797** |
| Laminados a Quente | 611 | 603 | 553 |
| Laminados a Frio | 739 | 716 | 702 |
| Galvanizados | 1.106 | 1.095 | 1.020 |
| Folhas Metálicas | 1.171 | 1.151 | 1.094 |
| Placas | 310 | 293 | - |
| **MERCADO EXTERNO** | **500** | **487** | **696** |
| Laminados a Quente | 420 | 404 | 404 |
| Laminados a Frio | 538 | 474 | 522 |
| Galvanizados | 729 | 901 | 965 |
| Folhas Metálicas | 976 | 1.087 | 860 |
| Placas | 337 | 316 | - |
| **MERCADO TOTAL** | **737** | **735** | **781** |
| Laminados a Quente | 577 | 583 | 532 |
| Laminados a Frio | 752 | 712 | 691 |
| Galvanizados | 1.096 | 1.085 | 1.018 |
| Folhas Metálicas | 1.127 | 1.135 | 1.010 |
| Placas | 312 | 315 | - |

### INVESTIMENTOS IMOBILIZADO/DIFERIDO - CONTROLADORA
**Em milhões de reais**

| | 1º Tri 2002 | 4º Tri 2001 | 1º Tri 2001 |
|---|---|---|---|
| Melhorias tecnológicas | 6,6 | 16.7 | 48.9 |
| LTF#2/3 | 0,1 | - | - |
| AF#3 | (1,4) | 48,0 | 39,9 |
| LTQ#2 | 0,7 | 32,3 | 16,7 |
| Meio Ambiente | 10,2 | 24,5 | 15,1 |
| Diferido | 7,3 | 16,2 | 14,7 |
| Outros* | 16,6 | 72,2 | 36,0 |
| **TOTAL** | **40,1** | **209,9** | **171,3** |

*reparos gerais, materiais, logística, tecnologia da informação, etc

**01.01 - IDENTIFICAÇÃO**

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)**

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 31/03/2002 | 4 - 31/12/2001 |
|---|---|---|---|
| 1 | Ativo Total | 13.954.017 | 13.433.038 |
| 1.01 | Ativo Circulante | 3.693.676 | 2.851.558 |
| 1.01.01 | Disponibilidades | 11.982 | 59.861 |
| 1.01.01.01 | Banco Conta Movimento | 11.951 | 59.823 |
| 1.01.01.02 | Outros | 31 | 38 |
| 1.01.02 | Créditos | 1.067.300 | 935.611 |
| 1.01.02.01 | Mercado Interno | 1.035.301 | 906.743 |
| 1.01.02.02 | Mercado Externo | 123.421 | 115.386 |
| 1.01.02.03 | Provisão para Devedores Duvidosos | (91.422) | (86.518) |
| 1.01.03 | Estoques | 675.839 | 729.087 |
| 1.01.03.01 | Produtos Acabados | 204.682 | 217.306 |
| 1.01.03.02 | Produtos em Elaboração | 101.483 | 134.634 |
| 1.01.03.03 | Matérias primas | 198.524 | 191.795 |
| 1.01.03.04 | Almoxarifado | 143.380 | 149.707 |
| 1.01.03.05 | Importações em Andamento | 13.634 | 12.803 |
| 1.01.03.06 | Materiais em trânsito | 13.136 | 22.842 |
| 1.01.04 | Outros | 1.940.555 | 1.128.999 |
| 1.01.04.01 | Títulos e Valores Mobiliários | 1.460.120 | 600.577 |
| 1.01.04.02 | IRPJ e CSL a Compensar | 235.659 | 216.411 |
| 1.01.04.03 | Imposto de renda Diferido | 82.506 | 111.746 |
| 1.01.04.04 | Contribuição Social Diferida | 23.335 | 36.139 |
| 1.01.04.05 | Outros | 138.935 | 162.128 |
| 1.02 | Ativo Realizável a Longo Prazo | 1.361.855 | 1.360.492 |
| 1.02.01 | Créditos Diversos | 53.380 | 53.110 |
| 1.02.01.01 | Empréstimos - Eletrobrás | 53.380 | 53.110 |
| 1.02.02 | Créditos com Pessoas Ligadas | 3.881 | 4.477 |
| 1.02.02.01 | Com Coligadas | 0 | 0 |
| 1.02.02.02 | Com Controladas | 3.881 | 4.477 |
| 1.02.02.03 | Com Outras Pessoas Ligadas | 0 | 0 |
| 1.02.03 | Outros | 1.304.594 | 1.302.905 |
| 1.02.03.01 | Imposto de Renda Diferido | 287.028 | 248.507 |
| 1.02.03.02 | Contribuição Social Diferida | 52.679 | 39.001 |
| 1.02.03.03 | Depósitos Judiciais | 375.266 | 371.958 |
| 1.02.03.04 | Títulos e Valores a Receber | 121.179 | 121.712 |
| 1.02.03.05 | PIS/PASEP a Compensar | 73.668 | 137.107 |
| 1.02.03.06 | Arrendamentos | 52.828 | 49.116 |
| 1.02.03.07 | Investimentos disponíveis para venda | 262.259 | 266.912 |
| 1.02.03.08 | Outros | 79.687 | 68.592 |
| 1.03 | Ativo Permanente | 8.898.486 | 9.220.989 |
| 1.03.01 | Investimentos | 27.195 | 25.832 |
| 1.03.01.01 | Participações em Coligadas | 0 | 0 |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 -31/03/2002 | 4 -31/12/2001 |
|---|---|---|---|
| 1.03.01.02 | Participações em Controladas | 27.195 | 25.832 |
| 1.03.01.03 | Outros Investimentos | 0 | 0 |
| 1.03.02 | Imobilizado | 8.119.002 | 8.117.554 |
| 1.03.02.01 | Em Operação Liquido | 7.777.530 | 7.769.392 |
| 1.03.02.02 | Em Obras | 259.895 | 258.221 |
| 1.03.02.03 | Terrenos | 81.577 | 89.941 |
| 1.03.03 | Diferido | 750.288 | 1.077.603 |

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRICAO | 3 - 31/03/2002 | 4 - 31/12/2001 |
|---|---|---|---|
| 2 | Passivo Total | 13.954.017 | 13.433.039 |
| 2.01 | Passivo Circulante | 3.794.973 | 3.732.364 |
| 2.01.01 | Empréstimos e Financiamentos | 2.773.117 | 2.728.712 |
| 2.01.02 | Debêntures | 0 | 0 |
| 2.01.03 | Fornecedores | 383.396 | 384.633 |
| 2.01.04 | Impostos, Taxas e Contribuições | 403.870 | 403.112 |
| 2.01.04.01 | Salários e Contribuições Sociais | 74.212 | 67.438 |
| 2.01.04.02 | Tributos a Recolher | 142.895 | 137.918 |
| 2.01.04.03 | Imposto de Renda Diferido | 138.007 | 138.694 |
| 2.01.04.04 | Contribuição Social Diferida | 48.756 | 59.062 |
| 2.01.05 | Dividendos a Pagar | 90.394 | 90.397 |
| 2.01.05.01 | Juros sobre Capital Próprio Deliberados | 394 | 397 |
| 2.01.05.02 | Dividendos e JCP Propostos | 90.000 | 90.000 |
| 2.01.06 | Provisões | 17.666 | 19.918 |
| 2.01.06.01 | Trabalhista, Cível e Fiscal | 17.666 | 19.918 |
| 2.01.07 | Dívidas com Pessoas Ligadas | 0 | 0 |
| 2.01.08 | Outros | 126.530 | 105.592 |
| 2.01.08.01 | Outros | 126.530 | 105.592 |
| 2.02 | Passivo Exigível a Longo Prazo | 5.226.467 | 4.582.542 |
| 2.02.01 | Empréstimos e Financiamentos | 3.534.516 | 2.842.531 |
| 2.02.01.01 | Empréstimos e Financiamentos | 3.534.516 | 2.842.531 |
| 2.02.02 | Debêntures | 0 | 0 |
| 2.02.03 | Provisões | 1.403.411 | 1.503.923 |
| 2.02.03.01 | Trabalhista, Cível e Fiscal | 71.408 | 68.616 |
| 2.02.03.02 | Imposto de Renda em Juízo | 137.460 | 125.271 |
| 2.02.03.03 | Contribuição Social em Juízo | 93.932 | 93.110 |
| 2.02.03.04 | Imposto de Renda Diferido | 833.824 | 921.873 |
| 2.02.03.05 | Contribuição Social Diferida | 266.787 | 295.054 |
| 2.02.04 | Dívidas com Pessoas Ligadas | 0 | 0 |
| 2.02.05 | Outros | 288.530 | 236.088 |
| 2.02.05.01 | Provisão Para Perda em Investimentos | 0 | 0 |
| 2.02.05.02 | Outros II | 288.530 | 236.088 |
| 2.03 | Resultados de Exercícios Futuros | 0 | 0 |
| 2.04 | Participações Minoritárias | 0 | 0 |
| 2.05 | Patrimônio Líquido | 4.932.587 | 5.118.133 |
| 2.05.01 | Capital Social Realizado | 1.680.947 | 1.680.947 |
| 2.05.01.01 | Ações Ordinárias | 1.680.947 | 1.680.947 |
| 2.05.02 | Reservas de Capital | 10.485 | 1.258 |
| 2.05.03 | Reservas de Reavaliação | 2.286.348 | 2.309.650 |
| 2.05.03.01 | Ativos Próprios | 2.286.111 | 2.309.413 |
| 2.05.03.02 | Controladas/Coligadas | 237 | 237 |

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 -31/03/2002 | 4 -31/12/2001 |
|---|---|---|---|
| 2.05.04 | Reservas de Lucro | 1.161.358 | 1.126.278 |
| 2.05.04.01 | Legal | 196.449 | 196.449 |
| 2.05.04.02 | Estatutária | 0 | 0 |
| 2.05.04.03 | Para Contingências | 0 | 0 |
| 2.05.04.04 | De Lucros a Realizar | 0 | 0 |
| 2.05.04.05 | Retenção de Lucros | 0 | 0 |
| 2.05.04.06 | Especial p/ Dividendos Não Distribuídos | 0 | 0 |
| 2.05.04.07 | Outras Reservas de Lucro | 964.909 | 929.829 |
| 2.05.04.07.01 | De Investimentos | 964.909 | 929.829 |
| 2.05.05 | Lucros/Prejuízos Acumulados | (206.551) | 0 |

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 01/01/2002 a 31/03/2002 | 4 - 01/01/2002 a 31/03/2002 | 5 - 01/01/2001 a 31/03/2001 | 6 - 01/01/2001 a 31/03/2001 |
|---|---|---|---|---|---|
| 3.01 | Receita Bruta de Vendas e/ou Serviços | 1.261.518 | 1.261.518 | 1.153.604 | 1.153.604 |
| 3.02 | Deduções da Receita Bruta | (218.906) | (218.906) | (215.227) | (215.227) |
| 3.03 | Receita Líquida de Vendas e/ou Serviços | 1.042.612 | 1.042.612 | 938.377 | 938.377 |
| 3.04 | Custo de Bens e/ou Serviços Vendidos | (650.487) | (650.487) | (565.161) | (565.161) |
| 3.05 | Resultado Bruto | 392.125 | 392.125 | 373.216 | 373.216 |
| 3.06 | Despesas/Receitas Operacionais | (681.270) | (681.270) | (669.929) | (669.929) |
| 3.06.01 | Com Vendas | (73.425) | (73.425) | (51.716) | (51.716) |
| 3.06.02 | Gerais e Administrativas | (66.809) | (66.809) | (64.268) | (64.268) |
| 3.06.03 | Financeiras | (380.262) | (380.262) | (31.756) | (31.756) |
| 3.06.03.01 | Receitas Financeiras | (239.969) | (239.969) | 147.219 | 147.219 |
| 3.06.03.02 | Despesas Financeiras | (140.293) | (140.293) | (178.975) | (178.975) |
| 3.06.04 | Outras Receitas Operacionais | 1.874 | 1.874 | 526 | 526 |
| 3.06.05 | Outras Despesas Operacionais | (155.548) | (155.548) | (500.868) | (500.868) |
| 3.06.05.01 | Variação Monetária e Cambial Líquida | (1.302) | (1.302) | (435.872) | (435.872) |
| 3.06.05.02 | Amortização da Variação Cambial Especial | (107.557) | (107.557) | (32.282) | (32.282) |
| 3.06.05.03 | Outras | (46.689) | (46.689) | (32.714) | (32.714) |
| 3.06.06 | Resultado da Equivalência Patrimonial | (6.900) | (6.900) | (21.847) | (21.847) |
| 3.07 | Resultado Operacional | (289.145) | (289.145) | (296.713) | (296.713) |
| 3.08 | Resultado Não Operacional | (3.565) | (3.565) | 903 | 903 |
| 3.08.01 | Receitas | 1.511 | 1.511 | 904 | 904 |
| 3.08.02 | Despesas | (5.076) | (5.076) | (1) | (1) |
| 3.09 | Resultado Antes Tributação/Participações | (292.710) | (292.710) | (295.810) | (295.810) |
| 3.10 | Provisão para IR e Contribuição Social | (24.982) | (24.982) | 8.833 | 8.833 |
| 3.11 | IR Diferido | 119.885 | 119.885 | 90.402 | 90.402 |
| 3.11.01 | IR Diferido | 91.850 | 91.850 | 65.667 | 65.667 |
| 3.11.02 | Contribuição social Diferida | 28.035 | 28.035 | 24.735 | 24.735 |
| 3.12 | Participações/Contribuições Estatutárias | 0 | 0 | 0 | 0 |

53

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

| 1 - CÓDIGO | 2 - DESCRIÇÃO | 3 - 01/01/2002 a 31/03/2002 | 4 - 01/01/2002 a 31/03/2002 | 5 - 01/01/2001 a 31/03/2001 | 6 - 01/01/2001 a 31/03/2001 |
|---|---|---|---|---|---|
| 3.12.01 | Participações | 0 | 0 | 0 | 0 |
| 3.12.02 | Contribuições | 0 | 0 | 0 | 0 |
| 3.13 | Reversão dos Juros sobre Capital Próprio | 0 | 0 | 0 | 0 |
| 3.14 | Participações Minoritárias | 0 | 0 | 0 | 0 |
| 3.15 | Lucro/Prejuízo do Período | (197.807) | (197.807) | (196.575) | (196.575) |
| | NÚMERO AÇÕES, EX-TESOURARIA (Mil) | 71.729.261 | 71.729.261 | 71.729.261 | 71.729.261 |
| | LUCRO POR AÇÃO | | | | |
| | PREJUÍZO POR AÇÃO | (0,00276) | (0,00276) | (0,00274) | (0,00274) |

54

## 08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

**VER O QUADRO 05.01:**

**"COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE".**

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

| 1 - ITEM | 2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA / 7 - TIPO DE EMPRESA | 3 - CNPJ / 8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil) | 4 - CLASSIFICAÇÃO | 5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA | 6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA / 9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil) |
|---|---|---|---|---|---|
| 01 | CSN OVERSEAS | . . / - | FECHADA CONTROLADA | 100,00 | 0,00 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 3 | | | 3 |
| 02 | CSN STEEL CORP | . . / - | FECHADA CONTROLADA | 100,00 | 0,01 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 1 | | | 1 |
| 03 | CSN ISLANDS CORP. | . . / - | FECHADA CONTROLADA | 100,00 | 0,00 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 50 | | | 50 |
| 04 | CSN ENERGY CORP | . . / - | FECHADA CONTROLADA | 100,00 | 7,14 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 200.000 | | | 200.000 |
| 05 | CSN STEEL II, S.A. | . . / - | FECHADA CONTROLADA | 100,00 | 0,00 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 1 | | | 1 |
| 06 | CISA-CSN IND. DE AÇOS REVESTIDOS S.A. | 02.737.015/0001-62 | FECHADA CONTROLADA | 99,99 | 4,15 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 130.000 | | | 130.000 |
| 07 | FEM - PROJ.CONSTRUÇÕES E MONTAGENS S.A. | 42.564.807/0001-05 | FECHADA CONTROLADA | 99,99 | 0,06 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 376 | | | 376 |
| 08 | IND.NAC.DE AÇOS LAMINADOS-INAL S.A. | 61.150.581/0001-61 | FECHADA CONTROLADA | 99,99 | 2,37 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 8.457 | | | 8.457 |
| 09 | CSC-COMPANHIA SIDERÚRGICA DO CEARÁ | 00.904.638/0001-57 | FECHADA CONTROLADA | 99,99 | 0,00 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 1.100 | | | 1.100 |

56

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

| 1 - ITEM | 2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA / 7 - TIPO DE EMPRESA | 3 - CNPJ / 8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil) | 4 - CLASSIFICAÇÃO | 5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA | 6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA / 9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil) |
|---|---|---|---|---|---|
| 10 | CSN PANAMA, S.A. | . . / - | FECHADA CONTROLADA | 99,99 | 8,27 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 28 | | | 28 |
| 11 | CSN ENERGIA S.A. | 03.537.249/0001-29 | FECHADA CONTROLADA | 99,90 | 3,44 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 1 | | | 1 |
| 12 | CSN PARTICIPAÇÕES ENERGÉTICAS S.A. | 03.537.201/0001-10 | FECHADA CONTROLADA | 99,70 | 0,00 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 1 | | | 1 |
| 13 | CSN I S.A. | . . / - | FECHADA CONTROLADA | 99,67 | 0,00 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 1 | | | 1 |
| 14 | GALVASUD S.A. | 02.618.456/0001-45 | FECHADA CONTROLADA | 51,00 | 0,86 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 70.656 | | | 64.540 |
| 15 | NORDESTE ENERGIA PARTICIPAÇÕES S.A. | 02.886.015/0001-24 | FECHADA CONTROLADA | 50,01 | 0,00 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 500 | | | 500 |
| 16 | SEPETIBA TECON S.A. | 02.394.276/0001-27 | FECHADA CONTROLADA | 20,00 | 0,11 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 7.825 | | | 7.825 |
| 17 | COMPANHIA FERROVIÁRIA DO NORDESTE-CFN | 02.281.836/0001-37 | FECHADA COLIGADA | 30,00 | 0,00 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 3.060 | | | 3.060 |
| 18 | FERROVIA CENTRO ATLÂNTICA - FCA | 00.924.429/0001-75 | ABERTA COLIGADA | 11,95 | 0,00 |
| | EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | 15.920 | | | 15.920 |

57

## 01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

| 1 - ITEM | 2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA | 3 - CNPJ | 4 - CLASSIFICAÇÃO | 5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA | 6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA |
|---|---|---|---|---|---|
| 7 - TIPO DE EMPRESA | | 8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil) | | 9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil) | |
| 19 | MRS LOGÍSTICA | 01.417.222/0001-77 | ABERTA COLIGADA | 32,17 | 0,32 |
| EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS | | 109.374 | | 109.374 | |



58

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBENTURES

| | |
|---|---|
| 1 - ITEM | 01 |
| 2 - Nº ORDEM | 1 |
| 3 - Nº REGISTRO NA CVM | 008/2002 |
| 4 - DATA DO REGISTRO CVM | 27/02/2002 |
| 5 - SERIE EMITIDA | 1A |
| 6 - TIPO DE EMISSÃO | SIMPLES |
| 7 - NATUREZA EMISSÃO | PÚBLICA |
| 8 - DATA DA EMISSÃO | 01/02/2002 |
| 9 - DATA DE VENCIMENTO | 01/02/2005 |
| 10 - ESPÉCIE DA DEBÊNTURE | SEM PREFERENCIA |
| 11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE | TAXA CDI+2,75% |
| 12 - PRÊMIO/DESÁGIO | |
| 13 - VALOR NOMINAL (Reais) | 10.000,00 |
| 14 - MONTANTE EMITIDO (Reais Mil) | 540.000 |
| 15 - Q. TÍTULOS EMITIDOS (UNIDADE) | 54.000 |
| 16 - TÍTULO CIRCULAÇÃO (UNIDADE) | 51.655 |
| 17 - TÍTULO TESOURARIA (UNIDADE) | 2.345 |
| 18 - TÍTULO RESGATADO (UNIDADE) | 0 |
| 19 - TÍTULO CONVERTIDO (UNIDADE) | 0 |
| 20 - TÍTULO A COLOCAR (UNIDADE) | 0 |
| 21 - DATA DA ÚLTIMA REPACTUAÇÃO | |
| 22 - DATA DO PRÓXIMO EVENTO | 01/08/2002 |

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

| | |
|---|---|
| 1 - ITEM | 02 |
| 2 - Nº ORDEM | 2 |
| 3 - Nº REGISTRO NA CVM | 007/2002 |
| 4 - DATA DO REGISTRO CVM | 27/02/2002 |
| 5 - SÉRIE EMITIDA | 2A |
| 6 - TIPO DE EMISSÃO | SIMPLES |
| 7 - NATUREZA EMISSÃO | PÚBLICA |
| 8 - DATA DA EMISSÃO | 01/02/2002 |
| 9 - DATA DE VENCIMENTO | 01/02/2006 |
| 10 - ESPÉCIE DA DEBÊNTURE | SEM PREFERENCIA |
| 11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE | IGPM+13.25% |
| 12 - PRÊMIO/DESÁGIO | |
| 13 - VALOR NOMINAL (Reais) | 10.000,00 |
| 14 - MONTANTE EMITIDO (Reais Mil) | 150.000 |
| 15 - Q. TÍTULOS EMITIDOS (UNIDADE) | 15.000 |
| 16 - TÍTULO CIRCULAÇÃO (UNIDADE) | 12.949 |
| 17 - TÍTULO TESOURARIA (UNIDADE) | 2.051 |
| 18 - TÍTULO RESGATADO (UNIDADE) | 0 |
| 19 - TÍTULO CONVERTIDO (UNIDADE) | 0 |
| 20 - TÍTULO A COLOCAR (UNIDADE) | 0 |
| 21 - DATA DA ÚLTIMA REPACTUAÇÃO | |
| 22 - DATA DO PRÓXIMO EVENTO | 01/08/2002 |

## 15.01 - PROJETOS DE INVESTIMENTO

Os gastos realizados no 1° trimestre de 2002, com os principais projetos de investimentos em implantação foram os seguintes:

| | Em milhares de reais |
|---|---|
| Central Termo Elétrica # 2 | 719 |
| Sistema de Abastecimento para a RAF # 3 | 250 |
| Utilidades e Periféricos para a RAF # 3 | 652 |
| Modernização das LDC's 3 e 4 | 4.063 |
| Melhoria na LRCC # 1 | 103 |
| Desp. no Desenfornamento das Baterias de Coque | 342 |
| Enfornamento Selado nas Baterias de Coque | 22 |
| Melhorias no Laminador de Tiras Quente n° 2 | 729 |
| Desenvolv. de Controle Dinâmico nos Conversores | 112 |
| Despoeiramento de Corte de Bode da SM | 970 |
| Melhorias no Lam. Estanhamento Eletrolítico # 1 | 545 |
| Sistema Drenagem de água do Pátio de Carvão | 677 |
| Emissões de Particulados para Lantemim | 2.369 |
| Sistema de Despoeiramento e Limpeza Carro Torpedo | 263 |
| Sistema de Captação de Vapores Orgânicos | 753 |
| Melhoria da Produtividade da EDG | 950 |
| Sistema de Esgoto Sanitário | 168 |
| **Total** | 13.687 |

**Legendas:**

RAF - Reforma do alto-forno
LDC - Linha de decapagem contínua
LRCC - Linha de recozimento contínuo de chapa
EDG - Estação de dessulfuração de gusa

## 16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Demonstrações dos Fluxos de Caixa (Informação suplementar)

(Em milhares de reais)

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 31/3/2002 | 31/3/2001 | 31/3/2002 | 31/3/2001 |
| **Fluxo de caixa proveniente das operações:** | | | | |
| **Lucro ( prejuízo ) líquido do período** | (197.412) | (193.954) | (197.807) | (196.575) |
| **Ajustes para reconciliar o lucro líquido do período com os recursos provenientes das atividades operacionais:** | | | | |
| - Amortização da variação cambial especial | 329.266 | 32.282 | 329.933 | 32.282 |
| - Variações monetárias e cambiais de empréstimos e financiamentos | (8.168) | 506.643 | (4.112) | 549.839 |
| - Provisão para encargos sobre empréstimos e financiamentos | 129.175 | 130.765 | 98.058 | 111.203 |
| - Depreciação / exaustão / amortização | 132.009 | 98.573 | 138.534 | 99.543 |
| - Baixa de ativo permanente | 993 | 6 | 1.804 | 415 |
| - Resultado de participações societárias | (13.603) | (27.923) | 6.900 | 21.847 |
| - Ganhos (perdas) não operacionais | | | 2 | (1.203) |
| - Imposto de renda e contribuição social diferidos | (117.704) | (89.304) | (119.887) | (90.403) |
| - Outras provisões | 37.658 | 19.670 | 41.483 | 17.928 |
| | 292.215 | 475.758 | 294.918 | 544.876 |
| (Aumento) diminuição nos ativos: | | | | |
| - Contas a receber | (194.920) | (90.408) | (136.691) | (52.688) |
| - Títulos a receber por venda de investimentos | | 2.000.039 | | 3.184.331 |
| - Estoques | 35.852 | (43.608) | 53.247 | (25.062) |
| - Depósitos judiciais | (3.008) | (29.103) | (3.309) | (29.633) |
| - Créditos com controladas e coligadas | 50.970 | (5.804) | 1.437 | 123 |
| - Investimentos temporários | | 1.289 | | (336) |
| - Impostos a compensar | (10.056) | (19.810) | (25.758) | (13.070) |
| - Outros | 37.293 | 29.948 | 75.435 | (23.878) |
| | (77.869) | 2.711.143 | (35.544) | 3.039.987 |
| Aumento (diminuição) nos passivos: | | | | |
| - Fornecedores | (1.687) | (87.677) | (1.236) | (54.917) |
| - Salários e encargos sociais | 4.692 | (83) | 6.774 | 1.504 |
| - Tributos | 25.827 | (30.166) | (21.164) | (23.815) |
| - Contas a pagar - empresa controlada | (78.433) | (92.008) | - | - |
| - Outros | 60.566 | 10.079 | 72.361 | 31.429 |
| | 11.065 | (169.915) | 56.735 | (45.799) |
| **Recursos líquidos provenientes das atividades operacionais** | 225.411 | 3.016.986 | 316.109 | 3.539.084 |
| **Fluxo de caixa utilizado nas atividades de investimentos:** | | | | |
| Investimentos | (146.578) | (1.166) | (7.812) | |
| Imobilizado | (30.664) | (152.533) | (122.565) | (205.922) |
| Diferido | (7.270) | (14.735) | (11.494) | (29.330) |
| **Recursos líquidos utilizados nas atividades de investimentos** | (184.512) | (168.434) | (141.871) | (235.252) |
| **Fluxo de caixa proveniente das atividades de financiamento:** | | | | |
| Captações: | | | | |
| - Empréstimos e financiamentos | 244.823 | 219.398 | 212.219 | 5.254.715 |
| - Debêntures | 645.585 | | 645.585 | |
| | 890.408 | 219.398 | 857.804 | 5.254.715 |
| Pagamentos efetuados: | | | | |
| - Instituições financeiras | (232.939) | (207.865) | (220.376) | (5.391.986) |
| - Juros sobre capital próprio e Dividendos | (2) | (1.882.240) | (2) | (1.913.593) |
| | (232.941) | (2.090.105) | (220.378) | (7.305.579) |
| **Recursos líquidos provenientes das atividades de financiamento** | 657.467 | (1.870.707) | 637.426 | (2.050.864) |
| **Aumento (diminuição) no caixa e equivalentes a caixa** | 698.366 | 977.845 | 811.664 | 1.252.948 |
| Caixa e equivalentes a caixa no início do período | 378.684 | 1.187.769 | 660.438 | 1.365.673 |
| **Caixa e equivalentes a caixa no fim do período** | 1.077.050 | 2.165.614 | 1.472.102 | 2.618.621 |
| *Informações adicionais para o fluxo de caixa* | | | | |
| Variações monetárias e juros ativados | 2.172 | 3.893 | 5.011 | 3.613 |

## 16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Demonstrações das Origens e Aplicações de Recursos

(Em milhares de reais)

| | Controladora | | Consolidado | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| ORIGENS DE RECURSOS | | | | |
| Das operações sociais | | | | |
| Lucro líquido do exercício | (197.412) | (193.954) | (197.807) | (196.575) |
| Despesas (receitas) que não afetam o capital circulante | | | | |
| - Variações monetárias, cambiais e encargos a longo prazo ( líquidos ) | (5.861) | 398.316 | (1.831) | 200.795 |
| - Resultado de participações societárias | (13.003) | (27.923) | 6.900 | 21.847 |
| - Baixas do ativo permanente | 993 | 6 | 1.804 | 415 |
| - Depreciação / exaustão / amortização | 132.009 | 98.573 | 138.534 | 99.543 |
| - Amortização de variação cambial diferida | 329.368 | 32.292 | 320.833 | 32.282 |
| - Imposto de renda e contribuição social diferidos | (52.252) | (1.328) | (53.031) | (1.328) |
| - Outras | 30.004 | 9.495 | 39.350 | 81.022 |
| | 229.204 | 315.467 | 263.852 | 238.001 |
| De terceiros - longo prazo | | | | |
| Ingressos de empréstimos e financiamentos | 89.915 | 144.012 | 57.371 | 150.663 |
| Emissão de Debêntures | 646.586 | | 645.865 | |
| Decréscimo em outros realizáveis | 84.995 | 22.626 | 16.507 | 1.921 |
| Acréscimos de outros passivos | 13.011 | 25.139 | 13.011 | 25.139 |
| Dividendos propostos de controladas | 2.016 | 3.771 | | |
| Outros | 33.896 | 31.430 | 38.058 | 58.603 |
| | 869.419 | 229.978 | 768.532 | 239.326 |
| | 1.098.822 | 545.445 | 1.032.384 | 477.327 |
| APLICAÇÕES DE RECURSOS | | | | |
| No ativo permanente | | | | |
| Investimentos | 146.578 | 1.166 | 7.812 | |
| Imobilizado | 32.830 | 156.526 | 127.576 | 209.435 |
| Diferido | 7.270 | 14.735 | 11.494 | 29.330 |
| | 186.684 | 172.427 | 146.882 | 238.765 |
| Outras | | | | |
| Dividendos e juros sobre capital próprio | | | | |
| Transferência de empréstimos e financiamentos para o curto prazo | 16.784 | 47.505 | 12.261 | 138.286 |
| Acréscimos de ativos realizáveis a longo prazo | (42.170) | 46.880 | (41.773) | 41.027 |
| Imposto de renda e contribuição social diferidos | 126.676 | 16.808 | 128.678 | 16.808 |
| Decréscimo de empréstimos e financiamentos a longo prazo | 11.934 | 87.054 | 5.222 | 4.126 |
| Outros | 1.278 | (3) | 1.603 | 2.318 |
| | 114.494 | 198.244 | 103.989 | 202.563 |
| | 301.178 | 370.671 | 250.071 | 441.328 |
| AUMENTO (DIMINUIÇÃO) NO CAPITAL CIRCULANTE | 797.444 | 174.774 | 781.513 | 35.999 |
| VARIACÕES DO CAPITAL CIRCULANTE | | | | |
| Ativo circulante | | | | |
| - No fim do exercício | 3.175.546 | 4.124.303 | 2.895.675 | 4.447.386 |
| - No início do exercício | 2.339.564 | 5.826.247 | 2.851.555 | 6.273.444 |
| | 835.982 | (1.701.944) | 044.120 | (1.826.058) |
| Passivo circulante | | | | |
| - No fim do exercício | 3.659.693 | 2.142.147 | 3.794.972 | 3.032.812 |
| - No início do exercício | 3.621.155 | 4.018.865 | 3.732.365 | 4.894.869 |
| | 38.538 | (1.876.718) | 62.607 | (1.862.057) |
| AUMENTO (DIMINUIÇÃO) NO CAPITAL CIRCULANTE | 797.444 | 174.774 | 781.513 | 35.999 |

## 17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

**Relatório sobre Revisão Especial**

Ao Conselho de Administração e Acionistas da

Companhia Siderúrgica Nacional:

(1) Efetuamos uma revisão especial das Informações Trimestrais (ITRs) da COMPANHIA SIDERÚRGICA NACIONAL, compreendendo os balanços patrimoniais individual (controladora) e consolidado em 31 de março de 2002, a respectiva demonstração do resultado para o trimestre findo naquela data, o relatório de desempenho e as informações relevantes, apresentados pela legislação societária brasileira, elaborados sob a responsabilidade de sua Administração. As demonstrações contábeis em 31 de março de 2002 de empresas coligadas, controladas e controladas em conjunto cujos investimentos representavam 1,75% do ativo total da Controladora e cujos resultados de equivalência patrimonial representavam 3,21% do prejuízo do trimestre foram revisadas por outros auditores independentes. Nosso relatório no que se refere a esses montantes baseia-se exclusivamente nos relatórios desses outros auditores independentes.

(2) Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil – IBRACON, em conjunto com o Conselho Federal de Contabilidade - CFC, e consistiu, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia.

(3) Conforme descrito na Nota 13 das Informações Trimestrais, a Companhia e sua coligada MRS Logística S.A. optaram pelo diferimento das variações cambiais passivas líquidas ocorridas no primeiro trimestre de 1999 e no exercício de 2001, nos termos da Medida Provisória no. 3/2001 e das Deliberações da Comissão de Valores Mobiliários – CVM nos. 404 e 409/2001 (Medida Provisória no. 1.818/1999 e da Deliberação da Comissão de Valores Mobiliários - CVM no. 294/1999, para o diferimento ocorrido no primeiro trimestre de 1999). A controlada GalvaSud S.A. optou pelo diferimento das variações cambiais passivas líquidas ocorridas no exercício de 2001. As práticas contábeis geralmente aceitas no Brasil requerem que os efeitos de flutuações nas taxas de câmbio sejam reconhecidos no resultado dos períodos em que elas ocorrerem. Como conseqüência, em 31 de março de 2002, o ativo e o patrimônio líquido estão superavaliados em aproximadamente R$366.199 mil (R$579.862 mil em 31 de dezembro de 2001), e o prejuízo para o trimestre findo em 31 de março de 2002 está apresentado a maior em aproximadamente R$221.587 mil (R$23.724 mil para o trimestre findo em 31 de março de 2001), já considerados os efeitos fiscais correspondentes.

## 17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

(4) Com base em nossa revisão especial, exceto pelos efeitos do assunto mencionado no parágrafo (3), não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais referidas no parágrafo (1) acima para que estejam de acordo com as práticas contábeis emanadas da legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários – CVM especificamente aplicáveis à elaboração das Informações Trimestrais obrigatórias.

(5) Os balanços patrimoniais individual (controladora) e consolidado em 31 de dezembro de 2001, apresentados para fins comparativos, foram por nós auditados conforme relatório datado de 1° e 13 de março de 2002, contendo ressalva quanto ao mesmo assunto mencionado no parágrafo (3) acima e contendo divisão de responsabilidade com outros auditores independentes, que auditaram as demonstrações contábeis de empresas coligadas, controladas e controladas em conjunto, cujos investimentos representavam 2,01% do ativo total da controladora e 2,14% do ativo consolidado, naquela data. A demonstração do resultado da controladora para o trimestre findo em 31 de março de 2001, apresentada para fins comparativos, foi por nós revisada, e nosso relatório, datado de 4 de maio de 2001, contém ressalvas quanto ao mesmo assunto mencionado no parágrafo (3) acima e quanto aos impactos da ausência de revisão das demonstrações contábeis de determinadas empresas coligadas, controladas e controladas em conjunto naquela data, que representavam 1% do ativo total da controladora. Referido relatório continha também divisão de responsabilidade com outros auditores independentes, que revisaram as demonstrações contábeis de empresas coligadas, controladas e controladas em conjunto, cujos investimentos representavam 2,2% do ativo total da controladora, naquela data. A demonstração do resultado consolidado para o trimestre findo em 31 de março de 2001, bem como as correspondentes notas explicativas, relatório de desempenho e demais informações relevantes, apresentadas para fins comparativos, não foram objeto da nossa revisão, tampouco de outros auditores independentes.

Rio de Janeiro, 8 de maio de 2002.

ARTHUR ANDERSEN S/C - CRC-2-SP-123-S-RJ

Amauri Froment Fernandes
Sócio-Diretor Responsável
Contador - CRC-1-RJ-39.012-1

## 19.01 - DESCRIÇÃO DAS INFORMAÇÕES ALTERADAS

Esta reapresentação deve-se exclusivamente a mudança do parágrafo 2, no Relatório sobre Revisão Especial, onde foi excluído o texto apresentado abaixo:

**Onde lê-se:**

(2) Exceto quanto ao assunto mencionado no parágrafo (3), nossa revisão foi efetuada de acordo com (...)

**Leia-se:**

(2) Nossa revisão foi efetuada de acordo com (...)

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## ÍNDICE

01.01 - IDENTIFICAÇÃO

| 1 - CÓDIGO CVM | 2 - DENOMINAÇÃO SOCIAL | 3 - CNPJ |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## ÍNDICE

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________________
Name: Lauro Campos Rezende
Title: Principal Financial Officer

Dated: May 17, 2002